Management’s Responsibility for Financial Reporting

Intier Automotive Inc. management is responsible for the preparation and presentation of the consolidated financial statements and all other information in this Annual Report. The consolidated financial statements were prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of the consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported therein. Management has determined such amounts on a reasonable and prudent basis to present fairly, in all material respects, the consolidated financial statements; however, actual results may differ from these estimates. Financial information presented elsewhere in this Annual Report has been prepared by management on a basis consistent with the consolidated financial statements. The consolidated financial statements have been reviewed by the Audit Committee and approved by the Board of Directors of Intier Automotive Inc.

Management is responsible for the development and maintenance of systems of internal accounting and administrative controls of high quality consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is accurate, relevant and reliable, and that the Company’s assets are appropriately accounted for and adequately safeguarded.

The Company’s Audit Committee is appointed by the Board of Directors annually and is comprised solely of outside independent directors. The Audit Committee meets periodically with management, as well as with the internal auditors and the independent auditors, to satisfy itself that each is properly discharging its responsibilities, to review the consolidated financial statements and the independent Auditors’ Report and to discuss significant financial reporting issues and auditing matters. The Audit Committee reports its findings to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the shareholders. The Audit Committee also considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the independent auditors and the approval of their fees.

The consolidated financial statements have been audited by Ernst & Young LLP, the independent auditors, in accordance with Canadian and United States generally accepted auditing standards on behalf of the shareholders of Intier Automotive Inc. The Auditors’ Report outlines the nature of their examination and their opinion on the consolidated financial statements of the Company. The independent auditors have full and unrestricted access to the Audit Committee.

(Signed) Donald J. Walker	(Signed) Michael E. McCarthy
President and Chief Executive Officer	Executive Vice-President and
Chief Financial Officer
Newmarket, Canada
February 17, 2004

Auditors’ Report

To the Shareholders of Intier Automotive Inc.

We have audited the consolidated balance sheets of Intier Automotive Inc. as at December 31, 2003 and 2002 and the consolidated statements of income, retained earnings and Magna’s net investment and cash flows for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

As described in Note 2 to these consolidated financial statements, the Company changed its accounting policy for stock-based compensation.

Ernst & Young LLP
Chartered Accountants

Toronto, Canada
February 17, 2004

Significant Accounting Policies

Basis of Presentation

The consolidated financial statements of Intier Automotive Inc. (the “Company”) have been prepared in U.S. dollars following Canadian generally accepted accounting principles (“Canadian GAAP”). These principles are also in conformity, in all material respects, with United States generally accepted accounting principles (“U.S. GAAP”), except as described in Note 23 to the consolidated financial statements.

Principles of Consolidation

The Company directly supplies most of the major automobile manufacturers in the world with approximately 24,000 employees at 71 manufacturing facilities and 17 product development, engineering and testing centres in North America, Europe, Brazil, Japan and China.

The Company’s subsidiaries are included in these consolidated financial statements using the purchase method of accounting from the date they were acquired by Magna International Inc. (“Magna”). The Company accounts for its interests in jointly controlled entities using the proportionate consolidation method. All significant intercompany balances and transactions have been eliminated.

The consolidated financial statements prior to August 1, 2001 present the historic combined results of operations and cash flows of the assets and liabilities reorganized under the Company on a carve out basis from Magna. To give effect to the continuity of Magna’s interest in the assets and liabilities of the Company, all the assets and liabilities have been recorded in these consolidated financial statements at Magna’s book values except for assets under capital leases related to the distribution of land and buildings by the Company to a related party, MI Developments Inc. (“MID”), during the year ended December 31, 1998.

The comparative information prior to August 1, 2001 reflects the consolidated financial position, results of operations, changes in Magna’s net investment and cash flows of the Company as if it had operated as a stand-alone entity subject to Magna’s control. Certain of the expenses presented in these consolidated financial statements represent intercompany allocations and management estimates of the cost of services provided by Magna. These allocations and estimates are considered by management to be the best available approximation of the expenses that the Company would have incurred had it operated on a stand-alone basis over the periods presented.

As a result of the basis of presentation described above, the 2001 comparative consolidated statement of income may not necessarily be indicative of the revenues and expenses that would have resulted had the Company operated as a stand-alone entity prior to August 1, 2001.

Foreign Currency Translation

Assets and liabilities of the Company’s operations having a functional currency other than the U.S. dollar are translated into U.S. dollars using the exchange rate in effect at the year end and revenues and expenses are translated at the average rate during the year. Exchange gains or losses on translation of the Company’s net equity investment in these operations are deferred as a separate component of shareholders’ equity.

The appropriate amounts of exchange gains or losses accumulated in the separate component of shareholders’ equity are reflected in income when there is a reduction, as a result of capital transactions, in the Company’s net investment in the operations that gave rise to such exchange gains and losses.

Foreign exchange gains and losses on transactions occurring in a currency other than an operation’s functional currency are reflected in income except for gains and losses on foreign exchange contracts used to hedge specific future commitments in foreign currencies. Gains and losses on these contracts are accounted for as a component of the related hedged transaction. In addition, gains and losses from foreign denominated debt designated as a hedge on the Company’s net investments in foreign operations are not included in income, but are shown in the currency translation account.

Use of Estimates

The preparation of the consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on account, demand deposits and short-term investments with remaining maturities of less than three months at acquisition.

Inventories

Inventories are valued at the lower of cost and net realizable value, with cost being determined substantially on a first-in, first-out basis. Cost includes the cost of materials plus direct labour applied to the product and the applicable share of manufacturing overhead.

Investments

Investments in which the Company has significant influence are accounted for on the equity basis.

Capital Assets

Capital assets are recorded at historical cost, which includes acquisition and development costs less related investment tax credits. Development costs include direct construction costs, interest capitalized on construction in progress and land under development and indirect costs wholly attributable to development.

Depreciation is provided on a straight-line basis over the estimated useful lives of capital assets at annual rates of 2 1/2% to 5% for buildings, 7% to 10% for general purpose equipment and 10% to 30% for special purpose equipment. Assets under capital leases are amortized over the respective lease terms.

All non-capital costs incurred in establishing new facilities, which require substantial time to reach commercial production capability, are expensed as incurred.

Goodwill

Effective January 1, 2002, goodwill is no longer amortized and is subject to an annual impairment test. Goodwill impairment is evaluated between annual tests upon the occurrence of certain events or circumstances. Goodwill impairment is assessed based on a comparison of the fair value of a reporting unit to the underlying carrying value of the reporting unit’s net assets, including goodwill. When the carrying amount of the reporting unit exceeds its fair value, the fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of impairment loss, if any. The fair value of the goodwill is determined using the estimated discounted future cash flows of the reporting unit.

Prior to January 1, 2002, goodwill was generally amortized over 20 years and in all cases amortization did not exceed 40 years, and goodwill impairment was assessed based on estimated future undiscounted cash flows for the business to which the goodwill related.

Long-Lived Assets

The Company evaluates long-lived assets for impairment whenever indicators of impairment exist. Indicators of impairment include goodwill impairment, prolonged operating losses or a decision to cease or dispose of, or otherwise change the use of an existing long-lived asset.

An impairment loss is recognized when the carrying value of an asset to be held and used exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. An impairment loss is measured as the amount by which the assets carrying value exceeds its fair value. Discounted cash flows are used to determine fair value.

Prior to January 1, 2002, asset impairment was measured as the amount by which the asset’s carrying value exceeded the undiscounted future cash flow from the use of the asset.

Revenue Recognition

Revenue from the sale of manufactured products is recognized when the price is fixed or determinable, in accordance with mutually agreed upon pricing, collectibility is reasonably assured, upon shipment to (or receipt) by customers depending on contractual terms, and acceptance by customers of the products in accordance with mutually agreed upon specifications and quality standards detailed in the underlying contract arrangements.

Revenue from separately priced engineering service and tooling contracts is recognized substantially on a completed contract basis. The description of the policy has been amended to more accurately reflect the method of accounting for separately priced engineering services and tooling contracts. In addition, revenues are recognized on a percentage of completion basis in respect of design and engineering services provided to customers under certain long-term contracts.

Revenue and cost of sales, including amounts from separately priced engineering and tooling contracts, are presented on a gross basis in the consolidated statements of income when the Company is acting as principal and is subject to significant risks and rewards in connection with the process of bringing the product to its final state and in the post sale dealings with its customers. Otherwise, components of revenues and related costs are presented on a net basis.

Pre-Production Costs Related to Long-Term Supply Agreements

Costs incurred (net of customer subsidies) related to design and engineering, which are paid for as part of subsequent related parts production piece price amounts, are expensed as incurred unless a contractual guarantee for reimbursement exists.

Costs incurred (net of customer subsidies) related to design and development costs for moulds, dies and other tools that the Company does not own (and that will be used in, and paid for as part of the piece price amount for, subsequent related parts production) are expensed as incurred unless the supply agreement provides a contractual guarantee for reimbursement or the non-cancellable right to use the moulds, dies and other tools during the supply agreement.

Costs deferred in the above circumstances are amortized on a units of production basis to cost of goods sold over the anticipated term of the supply agreement.

Government Financing

The Company makes periodic applications for financial assistance under available government assistance programs in the various jurisdictions in which the Company operates. Grants relating to capital expenditures are reflected as a reduction of the cost of the related assets. Grants and tax credits relating to current operating expenditures are recorded as a reduction of expense at the time the eligible expenses are incurred. In the case of certain foreign subsidiaries, the Company receives tax super allowances which are accounted for as a reduction of income tax expense. The Company also receives loans which are recorded as liabilities in amounts equal to the cash received.

Research and Development

Research costs are expensed as incurred and development costs which meet certain criteria where future benefit is reasonably certain are deferred to the extent of their estimated recovery.

Income Taxes

The Company uses the liability method of tax allocation for accounting for income taxes. Under the liability method of tax allocation, future tax assets and liabilities are determined based on differences between the financial reporting carrying value and the tax cost bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Employee Future Benefit Plans

The cost of providing benefits through defined pensions and post retirement benefit plans is actuarially determined and recognized in earnings using the projected benefit method prorated on service and management’s best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health care costs. Differences arising from plan amendments, changes in assumptions and experience gains and losses are recognized in income over the expected average remaining service life of employees or in the case of retirees, the remaining life expectancy.

The cost of providing benefits through defined contribution pension plans is charged to earnings in the period in respect of which contributions become payable.

Stock-Based Compensation

Effective January 1, 2003, the Company prospectively adopted the fair value method for recognizing compensation expense for stock options granted under its Incentive Stock Option Plan (the “Option Plan”). Under the prospective method of adoption, compensation expense is recognized for fixed price stock options granted, modified, or settled after January 1, 2003, assuming compensation expense for the stock option plan had been determined based upon the fair value of the options at the grant date.

The fair value of stock options is estimated at the grant date using the Black-Scholes option pricing model. This model requires the input of a number of assumptions, including dividend yields, expected stock price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect management’s best estimates, they involve inherent uncertainties based on market conditions generally outside of the control of the Company. If other assumptions are used, stock-based compensation expense could be significantly impacted.

Compensation expense is recognized over the vesting period of the options granted, and is recorded in selling, general and administrative expenses in the consolidated statement of income and contributed surplus in the consolidated balance sheet. On the exercise of stock options, the consideration received and the accumulated contributed surplus amount is credited to capital stock.

Prior to 2003, no compensation expense was recognized for stock options granted under the Option Plan. For stock options granted during 2002, pro forma net income and earnings per share disclosure showing the impact of fair value accounting is included in Note 15.

Earnings Per Class A Subordinate Voting or Class B Share

Basic earnings per Class A Subordinate Voting or Class B Share are calculated on net income attributable to Class A Subordinate Voting and Class B shares using the weighted average number of Class A Subordinate Voting and Class B Shares outstanding during the year.

Diluted earnings per Class A Subordinate Voting or Class B Share are calculated on the weighted average number of Class A Subordinate Voting and Class B Shares that would have been outstanding during the year had all Convertible Series Preferred Shares been converted at the beginning of the year (or date of issuance, if later) into Class A Subordinate Voting Shares based on the holder’s fixed price conversion option, if such conversions are dilutive. In addition, the weighted average number of Class A Subordinate Voting and Class B Shares used to determine diluted earnings per share includes an adjustment for stock options outstanding using the treasury stock method. Under the treasury stock method:

•        the exercise of options is assumed to be at the beginning of the period (or at the date of issuance, if later);

•        the proceeds from the exercise of options, plus future period compensation expense on options granted on or after January 1, 2003, are assumed to be used to purchase Class A Subordinate Voting Shares at the average market price during the period; and

•        the incremental number of Class A Subordinate Voting Shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) are included in the denominator of the diluted earnings per share computation.

Convertible Series Preferred Shares

Three key attributes of the Company’s Convertible Series Preferred Shares have been valued as of their date of issuance and are presented separately in the Company’s consolidated financial statements. These attributes are:

i) The retraction of the Convertible Series Preferred Shares at their carrying value by the holders;

ii) The non-cumulative cash dividend payable in respect of the Convertible Series Preferred Shares; and

iii) The ability to convert the Convertible Series Preferred Shares into Class A Subordinate Voting Shares at a fixed price.

The retraction attribute is a liability of the Company and is presented as long-term debt because it is at the option of the holder. The non-cumulative nature of the dividend means that it is dissimilar to an interest payment on debt and, therefore, the long-term debt is presented as the net present value of (i.e., at a discount to) the carrying value which becomes payable, at the option of the holder, on the retraction dates. The resultant discount is amortized to income systematically from the date of issuance until the date of retraction for each series of the Convertible Series Preferred Shares.

The non-cumulative dividend, for reasons indicated above, is not considered debt-related. However, because holders of the Convertible Series Preferred Shares expect to receive dividends and it was the Company’s expectation, at the date of issuance, to pay dividends, there is a value to the expected stream of dividend payments. The net present value of this expected dividend stream has, therefore, been presented as equity. As dividends are declared, a systematically calculated portion of the dividend is shown as a return of capital and is deducted from the amount presented as equity. The dividends on the Convertible Series Preferred Shares as presented in the consolidated statements of income and retained earnings and Magna’s net investment reflect the actual dividend declared net of the amount considered a return on capital.

The third attribute, the conversion feature, is similar to a stock warrant in that it provides holders with the option to exchange their Convertible Series Preferred Shares for Class A Subordinate Voting Shares at a fixed price. The residual approach was used to value this attribute and this amount is classified as equity.

Comparative Figures

Certain of the comparative figures have been reclassified to conform to the current year method of presentation.

Consolidated Balance Sheets

As at December 31 (U.S. dollars in millions)	2003	2002

Assets
Current assets:
Cash and cash equivalents	$216.7	$241.3
Accounts receivable (note 21)	810.7	579.9
Inventories (note 7)	304.9	261.7
Prepaid expenses and other	37.9	27.8
Income taxes receivable (note 10)	—	5.5
	1,370.2	1,116.2
Capital assets, net (notes 8, 9)	561.2	478.1
Goodwill (note 9)	116.4	100.7
Future tax assets (note 10)	72.5	75.5
Other assets (note 6)	21.8	11.3
	$2,142.1	$1,781.8

Liabilities and Shareholders’ Equity
Current liabilities:
Bank indebtedness (note 11)	$29.7	$48.6
Accounts payable (note 21)	830.8	658.0
Accrued salaries and wages	75.0	74.3
Other accrued liabilities (note 5)	101.8	50.2
Income taxes payable (note 10)	2.4	—
Long-term debt due within one year (note 11)	4.4	4.2
Convertible Series Preferred Shares (note 13)	108.6	—
	1,152.7	835.3
Long-term debt (notes 11, 21)	33.0	31.8
Other long-term liabilities (note 12)	32.6	25.6
Convertible Series Preferred Shares (note 13)	106.1	206.2
Future tax liabilities (note 10)	45.9	38.0
Minority interest	1.1	0.9

Shareholders’ equity:
Convertible Series Preferred Shares (note 13)	11.8	22.0
Class A Subordinate Voting Shares (note 14)	86.1	71.8
Class B Shares (note 14)	495.8	495.8
Contributed surplus (notes 2, 15)	0.6	—
Retained earnings	61.1	17.2
Currency translation adjustment (note 17)	115.3	37.2
	770.7	644.0
	$2,142.1	$1,781.8

Commitments and contingencies (notes 11 and 22)

The accompanying notes are an integral part of these consolidated financial statements

On behalf of the Board:

(Signed) Lawrence Worrall	(Signed) Neil G. Davis
Director	Director

Consolidated Statements of Income, Retained Earnings and Magna’s Net Investment

Years ended December 31 (U.S. dollars in millions, except per share figures and numbers of shares)	2003	2002	2001

Sales (note 21)	$4,654.6	$3,861.6	$3,268.1
Cost of goods sold (note 21)	4,117.8	3,374.9	2,861.6
Depreciation and amortization (note 9)	99.5	88.5	88.0
Selling, general and administrative (notes 2, 15)	238.3	197.6	168.1
Affiliation and social fees (note 21)	62.6	55.3	48.8
Other charges (note 9)	—	23.6	—
Operating income	136.4	121.7	101.6
Interest expense (income), net (notes 11, 21)	1.6	(1.5)	16.2
Amortization of discount on Convertible Series Preferred Shares (notes 13, 21)	12.4	11.6	4.8
Equity (income) loss (note 6)	(0.4)	(0.6)	0.4
Income before income taxes and minority interest	122.8	112.2	80.2
Income taxes (note 10)	60.3	64.5	40.7
Minority interest	0.2	(0.9)	(0.4)
Net income	$62.3	$48.6	$39.9
Financing charge on Convertible Series Preferred Shares (notes 13, 21)	1.1	1.9	0.9
Net income attributable to Class A Subordinate Voting and Class B Shares	$61.2	$46.7	$39.0
Retained earnings and Magna’s net investment, beginning of year	17.2	15.9	850.2
Adjustment for change in accounting policy for goodwill (note 9)	—	(35.7)	—
Net distribution to Magna	—	—	(869.5)

Dividends on Class A Subordinate Voting and Class B Shares	(17.3)	(9.7)	(2.0)
Change in currency translation adjustment (note 17)	—	—	(1.8)
Retained earnings, end of year	$61.1	$17.2	$15.9

Earnings per Class A Subordinate Voting or Class B Share (note 3)
Basic	$1.26	$0.97	$0.37
Diluted	$1.18	$0.95	$0.37
Average number of Class A Subordinate Voting and Class B Shares outstanding (in millions) (note 3)
Basic	48.6	48.2	47.9
Diluted	63.5	63.6	47.9

Pro forma earnings per Class A Subordinate Voting or Class B Share (note 4)
Basic			$0.91
Diluted			$0.90
Average number of Class A Subordinate Voting and Class B Shares outstanding (in millions) (note 4)
Basic			44.9
Diluted			59.8

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

Years ended December 31 (U.S. dollars in millions)	2003	2002	2001

Cash provided from (used for):

Operating Activities
Net income	$62.3	$48.6	$39.9
Items not involving current cash flows (note 19)	150.0	155.5	101.2
	212.3	204.1	141.1
Change in non-cash working capital (note 19)	(59.0)	111.4	25.9
	153.3	315.5	167.0
Investment Activities
Capital asset additions	(129.6)	(136.8)	(87.6)
Increase in investments and other assets	(11.6)	(3.1)	(5.0)
Proceeds from disposition of capital assets and other	1.2	4.8	2.6
	(140.0)	(135.1)	(90.0)
Financing Activities
(Decrease) increase in bank indebtedness	(26.1)	0.6	34.5
Repayments of long-term debt and other long-term liabilities	(10.9)	(4.6)	(8.1)
Net distribution to Magna (note 21)	—	—	(144.4)
Dividends on Class A Subordinate Voting and Class B Shares (note 14)	(17.3)	(9.7)	(2.0)
Dividends on Convertible Series Preferred Shares (notes 13, 14)	(11.1)	(8.4)	(1.9)
Issue of Class A Subordinate Voting Shares, net (note 14)	10.2	0.1	71.7
	(55.2)	(22.0)	(50.2)
Effect of exchange rate changes on cash and cash equivalents	17.3	5.8	(1.3)
Net (decrease) increase in cash and cash equivalents during the year	(24.6)	164.2	25.5
Cash and cash equivalents, beginning of year	241.3	77.1	51.6
Cash and cash equivalents, end of year	$216.7	$241.3	$77.1

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

(All amounts in U.S. dollars unless otherwise noted and all tabular amounts in millions, except per share figures and number of shares.)

1. Significant Accounting Policies

The significant accounting policies followed by the Company are set out under “Significant Accounting Policies” preceding these consolidated financial statements.

2. Accounting Changes

STOCK-BASED COMPENSATION

In accordance with the Canadian Institute of Chartered Accountants (“CICA”) amended Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments” (“CICA 3870”), effective January 1, 2003, the Company prospectively adopted without restatement of any comparable period the fair value method for recognizing compensation expense for fixed price stock options. As a result, for the year ended December 31, 2003, the Company recognized compensation expense of $0.6 million. For awards granted prior to January 1, 2003, the Company continues to use the intrinsic value method.

GOODWILL

In August 2001, the Canadian Institute of Chartered Accountants issued Handbook Section 3062 “Goodwill and Other Intangible Assets” (“CICA 3062”). CICA 3062 requires the application of the non-amortization and impairment rules for existing goodwill and intangible assets, which meet the criteria for indefinite life beginning with fiscal years starting after December 15, 2001. In all cases, the standard must be adopted at the beginning of a fiscal year. Effective January 1, 2002, the Company adopted these new recommendations prospectively without restatement of any comparable period (see Note 9).

IMPAIRMENT OF LONG-LIVED ASSETS

In January 2003, the CICA issued Handbook Section 3063 “Impairment of Long-Lived Assets” (“CICA 3063”). CICA 3063 requires an impairment loss to be recognized when the carrying amount of an asset to be held and used exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. An impairment loss is measured as the amount by which the asset’s carrying amount exceeds its fair value. As permitted by CICA 3063, discounted cash flows are used to determine fair value. Previously, Canadian GAAP required that asset impairment be measured as the amount by which the asset’s carrying value exceeded the undiscounted future cash flow from the use of the asset. In all cases, the standard must be adopted for fiscal years beginning April 1, 2003. The Company has elected to adopt these new recommendations early, effective January 1, 2002, prospectively without restatement of any prior period (see Note 9).

3. Earnings Per Share and Retained Earnings for the Years Ended December 31, 2003, 2002 and 2001.

As described under “Principles of Consolidation in Significant Accounting Policies”, earnings per share and retained earnings for the year ended December 31, 2001 include net income for the five month period subsequent to July 31, 2001.

The following table summarizes the calculation of earnings per share for the years ended December 31, 2003, 2002 and for the five month period ended December 31, 2001:

Years ended December 31	2003	2002	2001

Basic earnings per Class A Subordinate Voting or Class B Share:
Net income attributable to Class A Subordinate Voting and Class B Shares	$61.2	$46.7	$17.9
Average number of Class A Subordinate Voting and Class B Shares outstanding during the period	48.6	48.2	47.9
Basic earnings per Class A Subordinate Voting or Class B Share	$1.26	$0.97	$0.37

Diluted earnings per Class A Subordinate Voting or Class B Share:
Net income attributable to Class A Subordinate Voting and Class B Shares	$61.2	$46.7	$17.9
Adjustments (net of related tax effects):
Amortization of discount on Convertible Series Preferred Shares	12.4	11.6	—
Financing charge on Convertible Series Preferred Shares	1.1	1.9	—
	$74.7	$60.2	$17.9
Average number of Class A Subordinate Voting and Class B Shares outstanding during the period	48.6	48.2	47.9
Convertible Series Preferred Shares	14.8	14.9	—
Stock options	0.1	0.5	—
	63.5	63.6	47.9
Diluted earnings per Class A Subordinate Voting or Class B Share	$1.18	$0.95	$0.37

At December 31, 2001, the Company had outstanding 2,525,000 incentive stock options and 2,250,000 Convertible Series Preferred Shares, which were anti-dilutive and, therefore, not included in the December 31, 2001 earnings per share calculation above.

4. Pro Forma Earnings Per Share

The following pro forma adjustments have been made to arrive at pro forma earnings per share for the year ended December 31, 2001:

•        Adjustments to reflect the Company’s new capital structure at August 1, 2001;

•        Adjustments that give effect to the payment of revised affiliation fees and social commitment fees pursuant to the affiliation and social commitment agreements;

•        The Company’s President and Chief Executive Officer’s cash compensation arrangements; and

•        The tax effect of the foregoing adjustments, where applicable, using an assumed income tax rate of approximately 40%.

Basic and diluted pro forma earnings per Class A Subordinate Voting or Class B Share are based on the public offering of 5,476,191 Class A Subordinate Voting Shares completed in August 2001 and on the assumption that 42,751,938 Class B Shares and 2,250,000 Convertible Series Preferred Shares were issued and outstanding for the entire period presented.

The following table summarizes the calculation of pro forma earnings per share:

Year ended December 31	2001

Pro forma basic earnings per Class A Subordinate Voting or Class B Share:
Net income attributable to Class A Subordinate Voting and Class B Shares	$39.0
Pro forma adjustments (net of related tax effects):
Amortization of discount on Convertible Series Preferred Shares	(6.1)
Interest on debt due to Magna	9.5
Net adjustment to affiliation fees and other corporate charges	(0.6)
Financing charge on Convertible Series Preferred Shares	(0.8)
Pro forma net income attributable to Class A Subordinate Voting and Class B Shares	$41.0
Average number of Class A Subordinate Voting and Class B Shares outstanding during the year	44.9
Pro forma basic earnings per Class A Subordinate Voting or Class B Share	$0.91

Pro forma diluted earnings per Class A Subordinate Voting or Class B Share:
Pro forma net income attributable to Class A Subordinate Voting and Class B Shares	$41.0
Pro forma adjustments (net of related tax effects):
Amortization of discount on Convertible Series Preferred Shares	10.9
Financing charge on Convertible Series Preferred Shares	1.7
$53.6
Average number of Class A Subordinate Voting and Class B Shares outstanding during the year	44.9
Convertible Series Preferred Shares	14.9
Stock options	—
59.8
Pro forma diluted earnings per Class A Subordinate Voting or Class B Share	$0.90

5. Restructuring Provisions

At December 31, 2003, the Company had a remaining provision of $0.5 million for severance and termination costs for the termination of four remaining employees. During fiscal 2001, the Company recorded a restructuring charge for $2.7 million relating to the downsizing of one of the Company’s under-performing divisions. During fiscal 2002, the Company recorded a further $2.8 million restructuring charge relating to the downsizing of the same under-performing division. During the years ended December 31, 2003, 2002 and 2001, the Company utilized severance and termination accruals of $2.6 million, $1.6 million and $0.8 million, respectively.

At December 31, 2002, the Company had a remaining provision for severance and termination accruals of $1.1 million for the termination of 72 employees as part of the relocation of production programs from one facility to another. During the years ended December 31, 2003, 2002, and 2001, the Company utilized severance and termination accruals of $1.1 million, $0.9 million, and $0.6 million, respectively. Such amounts were included in the purchase price allocation of previous business acquisitions.

6. Equity Investments

The Company entered into an operating agreement on August 1, 2002 with Rush Group L.L.C. (“Rush”) and Dakkota Integrated Systems, L.L.C. (“DIS”), whereby the Company and Rush each have a membership interest in DIS. The Company’s interest in DIS is 45%. DIS is accounted for on an equity basis. DIS is responsible for providing sequencing, logistics management and assembly services previously provided directly by the Company with respect to interior products, modules and related components to OEMs for several OEM programs under which the Company is manufacturing and supplying the interior products.

7. Inventories

Inventories consist of:

December 31	2003	2002

Raw materials and supplies	$99.3	$74.6
Work-in-process	31.7	23.5
Finished goods	41.7	25.6
Tooling and engineering	132.2	138.0
	$304.9	$261.7

Tooling and engineering inventory represents cost incurred on separately priced tooling and engineering services contracts in excess of unbilled amounts included in accounts receivable as a result of the application of percentage of completion accounting on certain of the Company’s tooling and engineering service contracts. Unbilled amounts included in accounts receivable at December 31, 2003 totalled $46.8 million (December 31, 2002 – $18.3 million).

8. Capital Assets

Capital assets consist of:

December 31	2003	2002

Cost
Land	$10.6	$9.0
Buildings	47.4	44.9
Leasehold improvements	35.6	24.5
Machinery and equipment	946.9	755.4
Assets under capital leases (i)	27.6	25.7
Construction in progress (ii)	33.4	45.3
	$1,101.5	$904.8
Less: accumulated depreciation
Buildings	(12.6)	(10.9)
Leasehold improvements	(17.3)	(11.6)
Machinery and equipment	(500.6)	(396.7)
Assets under capital leases (i)	(9.8)	(7.5)
	$561.2	$478.1

(i)               Assets under capital leases relate to the leasing of land and buildings by the Company from a related party, MI Developments Inc. (“MID”). These lease agreements were entered into during the year ended December 31, 1998 (see Note 11(f)).

(ii)           Construction in process includes expenditures incurred to date, including deposits, for machinery and equipment, assembly lines and facility upgrades and expansions which are still in progress or are not yet in service as at the balance sheet date. Accordingly, depreciation on these assets will commence when the assets are put into use.

(iii)       No interest was capitalized to capital assets during the periods presented.

(iv)         Capital assets at December 31, 2002 include a net reduction in the cost and accumulated depreciation of $20.1 million due to an impairment charge relating to one reporting unit in the Company’s Interiors Europe reporting segment (see Note 9).

9. Goodwill and Long-Lived Assets

In accordance with Handbook Section 3062 “Goodwill and Other Intangible Assets” (“CICA 3062”), the Company completed its annual goodwill impairment analysis in the fourth quarter of 2003, after the annual business plan process had been completed. The result of this analysis indicated no impairment of goodwill for 2003.

In fiscal 2002, as part of the initial application of CICA 3062, the Company recorded a goodwill writedown of $35.7 million, net of a nil tax recovery, of which $27.6 million, $5.6 million and $2.5 million related to reporting units in the Interiors Europe, Closures, and Interiors North America reporting segments. The total writedown of $35.7 million was charged against January 1, 2002 opening retained earnings.

The Company completed its annual goodwill impairment analysis in the fourth quarter of 2002, after the annual business plan process had been completed. As a result of this analysis, the Company determined that goodwill of $3.5 million relating to one reporting unit in its Interiors Europe reporting segment was impaired under the new rules. This impairment loss was recorded in operating income as a charge against earnings in 2002. There was no tax recovery recorded on this charge to earnings.

In accordance with CICA 3062, the Company no longer records amortization expense for goodwill. On an adjusted basis, the Company’s net income for the year ended December 31, 2001 would have been as follows if it had been applied retroactively:

Year ended December 31	2001

Net income as reported	$39.9
Goodwill amortization, net of taxes	7.2
Adjusted net income	$47.1

In conjunction with the review of goodwill, the Company also assessed the recoverability of its long-lived assets in the same reporting unit in its Interiors Europe reporting segment, following the accounting recommendations in Handbook Section 3063 “Impairment of Long-Lived Assets” (“CICA 3063”). As a result of this review, the Company reduced the carrying value of machinery and equipment, leasehold improvements and buildings by $17.6 million, $1.4 million and $1.1 million, respectively. As required by CICA 3063, the $20.1 million writedown of long-lived assets was recorded in operating income as a charge against earnings in 2002. Net tax assets of $1.5 million associated with these operations were charged to income tax expense in 2002.

10. Income Taxes

(a) The provision for income taxes differs from the expense that would be obtained by applying Canadian statutory rates as a result of the following:

Years ended December 31	2003	2002	2001

Canadian statutory income tax expense	$45.0	$43.3	$33.5
Manufacturing and processing profits deduction	(1.8)	(4.1)	(5.6)
Foreign rate differentials	(2.9)	(5.4)	(2.6)
Losses not benefited	11.4	19.5	4.9
Amortization of discount on Convertible Series Preferred Shares	4.1	3.8	2.0
Other	4.5	7.4	8.5
Income tax expense	$60.3	$64.5	$40.7

(b) The details of the income tax provision are as follows:

Years ended December 31	2003	2002	2001

Current provision:
Canadian federal taxes	$15.9	$18.4	$17.5
Provincial taxes	6.5	9.1	9.3
Foreign taxes	16.1	9.8	5.1
	38.5	37.3	31.9
Future provision:
Canadian federal taxes	1.1	0.7	0.9
Provincial taxes	0.5	0.3	0.5
Foreign taxes	20.2	26.2	7.4
	21.8	27.2	8.8
	$60.3	$64.5	$40.7

(c) Future income taxes have been provided on temporary differences, which consist of the following:

Years ended December 31	2003	2002	2001

Net tax losses utilized	$14.2	$33.5	$3.6
Capital assets tax depreciation greater than book depreciation	5.9	3.5	1.5
Other assets tax depreciation greater than (less than) book depreciation	1.7	(9.8)	3.7
	$21.8	$27.2	$8.8

(d) Future tax assets and liabilities consist of the following temporary differences:

December 31	2003	2002

Benefit of tax loss carryforwards	$89.7	$86.8
Capital assets	(28.3)	(24.3)
Other assets	21.2	20.7
	82.6	83.2
Valuation allowance	(56.0)	(45.7)
Future tax assets, net	$26.6	$37.5

Represented on the balance sheet as follows:
Future tax assets	$72.5	$75.5
Future tax liabilities	(45.9)	(38.0)
	$26.6	$37.5

(e) Income taxes paid in cash in the year ended December 31, 2003 were $24.8 million (in the years ended December 31, 2002 and 2001 – $37.0 million and $48.0 million, respectively).

(f) Canadian income before income taxes and minority interest was $52.3 million for the year ended December 31, 2003, (for the years ended December 31, 2002 and 2001, – $74.5 million and $70.5 million, respectively). The corresponding amounts for foreign operations were $70.5 million for the year ended December 31, 2003 (for the year ended December 31, 2002, $38.0 million and for the year ended December 31, 2001, $9.7 million).

(g) At December 31, 2003, the Company had income tax loss carryforwards of approximately $142.7 million that relate to certain foreign subsidiaries, the tax benefits of which have not been recognized in the consolidated financial statements. Of the total losses, $119.0 million expire between 2004 and 2018 and the remainder have no expiry date.

(h) At December 31, 2003, $192.0 million of undistributed earnings of foreign subsidiaries and jointly controlled entities may be subject to tax if remitted to Canada. No provision has been made for such taxes as these earnings are considered to be reinvested for the foreseeable future.

11. Debt and Commitments

(a) The Company’s long-term debt, which is substantially unsecured, consists of the following:

December 31	2003	2002

Loans from governments with a weighted average interest rate of approximately 3% denominated primarily in euros	$8.0	$6.5
Bank term debt at a weighted average interest rate of approximately 4% denominated primarily in euros	5.6	6.3
Obligations under capital leases at an implicit rate of 7.6% (i)	23.6	23.2
Other	0.2	—
	37.4	36.0
Less due within one year	4.4	4.2
	$33.0	$31.8

(i)               Obligations under capital leases relate to the leasing of land and buildings by the Company from a related party, MI Developments Inc. (“MID”). These agreements were entered into during the year ended December 31, 1998 (see Note 11(f)).

(b) At December 31, 2003, future principal repayments on long-term debt (excluding obligations under capital leases) are estimated to be as follows:

2004	$3.2
2005	3.2
2006	2.7
2007	2.8
2008	1.9
Thereafter	—
$13.8

(c) On September 27, 2001, the Company established a $385.0 million three-year unsecured revolving term credit facility with customary commercial terms, bearing interest at variable rates not exceeding the prime rate of interest. The credit facility contains negative and affirmative financial and operating covenants and events of default customary for credit facilities of this nature, including the requirements that the Company maintain certain financial ratios and restrictions on its ability to incur or guarantee additional indebtedness or to dispose of assets as well as the right of the lenders to declare all outstanding indebtedness to be immediately due and payable upon the occurrence of an event of default. The credit facility expires on September 27, 2004.

At December 31, 2003, the Company had operating lines of credit amounting to $84.6 million and term lines of credit amounting to $422.4 million. At December 31, 2003, the Company had unused and available operating lines of credit and term lines of credit of $69.7 million and $353.3 million.

(d) Interest (income) expense includes:

Years ended December 31	2003	2002	2001

Interest expense:
Current	$5.2	$4.8	$0.9
Long-term	0.6	0.5	0.6
Intercompany to Magna and other related parties	1.5	2.1	40.6
	7.3	7.4	42.1

Interest income:
Current	(5.7)	(8.9)	(3.0)
Intercompany from Magna and other related parties	—	—	(22.9)
Interest expense (income), net	$1.6	$(1.5)	$16.2

Interest paid in cash for the year ended December 31, 2003 was $7.1 million (for the years ended December 31, 2002 and 2001 – $6.8 million and $3.7 million, respectively).

(e) At December 31, 2003, the Company had commitments under operating leases requiring annual rental payments to third parties and to Magna and other related parties as follows:

	Third parties	Magna and other related parties

2004	$37.8	$12.5
2005	32.5	12.4
2006	28.8	12.4
2007	27.7	12.0
2008	22.6	10.9
Thereafter	41.1	48.1
	$190.5	$108.3

For the year ended December 31, 2003, operating lease expense amounted to $46.9 million (for the years ended December 31, 2002 and 2001 – $35.1 million and $24.4 million, respectively).

(f) At December 31, 2003, the Company had commitments under capital leases requiring annual rental payments to a related party, MID, as follows:

2004	$3.5
2005	3.5
2006	3.5
2007	3.5
2008	3.6
Thereafter	18.2
35.8

Less interest and other charges	12.2
Obligations under capital leases	23.6
Less current portion	1.2
Long-term portion of obligations under capital leases	$22.4

(g) During the year, the Company entered into an operating lease agreement for vehicle parts tooling. The lease facility provides for the funding of the tooling costs in tranches prior to December 31, 2003 with a commitment to fund up to approximately $39 million of lease payments which are being paid monthly over the lease term expiring in August 2008. The lease commenced when all tooling costs were funded which was prior to December 31, 2003.

12. Employee Benefit Plans

The Company’s Corporate Constitution requires that 10% of its qualifying pre-tax profit before profit sharing (defined in its Corporate Constitution) for any fiscal period be allocated to an Employee Equity and Profit Participation Program (“EEPPP”) consisting of the Company’s deferred profit sharing plans and cash disbursements to eligible employees of the Company. Eligible Canadian, United States, United Kingdom, and European employees participate in the EEPPP. The Corporate Constitution also allows for the required contributions to be made to certain defined benefit pension plans in addition to the Company’s deferred profit sharing plan and cash distributions to eligible employees. All U.S. and Canadian employees that participate in the deferred profit sharing plans were, and all new employees are, given the option of receiving a reduced percentage entitlement under the deferred profit sharing plan plus a defined benefit pension or continuing to receive their previous percentage entitlement. The defined benefit pension is payable to retirees at age 65 or older and is based on years of service and compensation levels. Participants may take early retirement after age 55 and receive a reduced pension package. In 2001, the Company participated in the Magna EEPPP program on similar terms.

In addition, a limited number of companies in the United Kingdom and Europe sponsor defined benefit pension and similar arrangements for their employees. Pursuant to labour laws and national labour agreements in certain European countries, the Company is obliged to provide lump sum termination payments to employees on retirement or involuntary termination and long service payments contingent upon persons reaching a pre-defined number of years of service.

All pension plans and similar arrangements are funded to the minimum legal funding requirements. In certain circumstances there is no legal requirement to fund this obligation until such time as they are actually incurred, and as a result, these arrangements are unfunded.

The cost of pension benefits earned by employees is actuarially determined using the projected benefit method pro rated on service and management’s best estimate of expected plan investment performance, salary escalation and retirement ages of employees.

The weighted average of significant actuarial assumptions adopted in measuring the Company’s projected pension benefit obligations are as follows:

	2003	2002	2001

Discount rate	5.45%	5.65%	5.90%
Rate of compensation increase	3.65%	3.60%	3.80%

The weighted average of significant actuarial assumptions used in measuring the Company’s net periodic pension benefit costs are as follows:

	2003	2002	2001

Discount rate	5.65%	5.90%	5.90%
Rate of compensation increase	3.60%	3.80%	3.80%
Expected return on plan assets	7.25%	7.50%	7.50%

Information about the Company’s defined benefit pension plans is as follows:

Years ended December 31	2003	2002	2001

Benefit obligations:
Beginning of year	$61.4	$48.5	$51.7
Current service and interest cost	9.9	7.7	6.7
Actuarial losses (gains) and changes in actuarial assumptions	8.0	2.1	(2.6)
Benefits paid	(5.0)	(2.0)	(2.3)
Currency translation	9.9	5.1	(5.0)
End of year	$84.2	$61.4	$48.5

Plan assets at fair value:
Beginning of year	$28.4	$28.5	$34.3
Return on plan assets	5.1	(5.2)	(3.4)
Employer contributions	8.0	4.6	2.7
Benefits paid	(5.0)	(2.0)	(2.3)
Currency translation	3.9	2.5	(2.8)
End of year	$40.4	$28.4	$28.5
Unfunded amount	$43.8	$33.0	$20.0
Unrecognized actuarial (losses) gains	(18.3)	(12.6)	(3.1)
Net amount recognized in the consolidated balance sheets	$25.5	$20.4	$16.9

Net periodic benefit cost:
Current service and interest costs	$9.9	$7.7	$6.7
Expected return on plan assets	(2.1)	(2.2)	(2.4)
Actuarial losses	0.5	—	—
	$8.3	$5.5	$4.3

During the year ended December 31, 2003, the Company incurred $2.7 million (for the years ended December 31, 2002 and 2001 – $1.7 million and $1.8 million, respectively) of defined contribution plan expense.

North American retirees aged 60 or older with ten or more years of service are eligible for benefits under the post retirement medical benefit plans. In addition, existing retirees as at August 1, 2000 that meet the above criteria are also eligible for benefits. Benefits are capped based on years of service. The cost of retirement medical benefits earned by employees is actuarially determined using the projected benefit method pro rated on service and estimates of retirement ages of employees and expected health care costs.

In addition, an eligible group of inactive employees are entitled to health care benefits under a pre-existing post retirement medical benefit plan. The benefits under this program are actuarially determined based on expected future benefit costs over the remaining life expectancy of the group of eligible employees.

The weighted average of significant actuarial assumptions used in measuring the Company’s projected post retirement medical benefit obligations are as follows:

	2003	2002	2001

Discount rate	6.00%	6.75%	7.50%

The weighted average of actuarial assumptions used in measuring the Company’s net periodic post retirement medical benefit costs are as follows:

	2003	2002	2001

Discount rate	6.75%	7.50%	7.50%

Information about the Company’s post retirement medical benefit plans is as follows:

Years ended December 31	2003	2002	2001

Benefit obligations:
Beginning of year	$8.2	$7.8	$8.5
Current service and interest cost	1.7	0.8	0.8
Actuarial losses (gains) and changes in actuarial assumptions	8.8	0.6	(0.5)
Benefits paid	(0.8)	(0.9)	(0.7)
Currency translation	0.8	(0.1)	(0.3)
End of year	$18.7	$8.2	$7.8

Plan assets at fair value:
Beginning of year	$—	$—	$—
Employer contributions	0.8	0.9	0.7
Benefits paid	(0.8)	(0.9)	(0.7)
End of year	$—	$—	$—
Unfunded amount	$18.7	$8.2	$7.8
Unrecognized past service obligation	(3.9)	(3.6)	(3.8)
Unrecognized actuarial (losses) gains	(7.7)	0.6	1.2
Net amount recognized in the consolidated balance sheets	$7.1	$5.2	$5.2

Net periodic benefit cost:
Current service and interest costs	$1.7	$0.8	$0.8
Past service costs	0.2	0.2	0.2
Actuarial losses	0.5	—	—
	$2.4	$1.0	$1.0

13. Convertible Series Preferred Shares

The Company has issued the following Convertible Series Preferred Shares:

Number of Shares

Preferred Shares, Series 1	1,085,500
Preferred Shares, Series 2	1,125,000

The Convertible Series Preferred Shares have the following attributes:

•        Carrying value of $100 per share;

•        Fixed preferential non-cumulative cash dividend of $5.00 per share per annum payable on a quarterly basis;

•        Retractable at their carrying value, together with all declared and unpaid dividends, by the holders thereof on or after December 31, 2003 in the case of the Preferred Shares, Series 1; and after December 31, 2004 in the case of the Preferred Shares, Series 2;

•        Redeemable at their carrying value, together with all declared and unpaid dividends, and subject to purchase for cancellation by the Company commencing December 31, 2005; and

•        Convertible into Class A Subordinate Voting Shares at the option of the holder at a price of $15.09 per share.

The Convertible Preferred Shares, Series 1 with 1,125,000 shares and Series 2 with 1,125,000 shares, were issued to Magna in August 2001 in satisfaction of $225.0 million of the Company’s indebtedness to Magna. On August 25, 2003, Magna exercised its right to convert 39,500 Series 1 Convertible Preferred Shares into Class A Subordinate Shares of the Company. The Company’s Series Preferred Shares are convertible by Magna at a fixed conversion price of U.S. $15.09 per Class A Subordinate Voting Share and accordingly, Magna received 261,762 Class A Subordinate Voting Shares of the Company.

The portion of the Convertible Series Preferred Shares classified as debt is as follows:

	Series 1	Series 2	Total

Issued on August 9, 2001	$97.7	$92.1	$189.8
Amortization of discount	2.4	2.4	4.8
Balance, December 31, 2001	$100.1	$94.5	$194.6
Amortization of discount	6.0	5.6	11.6
Balance, December 31, 2002	$106.1	$100.1	$206.2
Conversion of Series 1 Preferred Shares into Class A Subordinate Voting Shares	(3.9)	—	(3.9)
Amortization of discount	6.4	6.0	12.4
Balance, December 31, 2003	$108.6	$106.1	$214.7

The liability amount for Series 1 Convertible Preferred Shares is presented as a current liability. The Series 1 Convertible Preferred Shares are retractable by Magna at their carrying value of $108.6 million, together with all declared and unpaid dividends, on or after December 31, 2003. These shares are also convertible by Magna into the Company’s Class A Subordinate Voting Shares at a fixed conversion price of U.S. $15.09 per Class A Subordinate Voting Share.

The liability amount for Series 2 Convertible Preferred Shares is presented as a long-term liability, as they may not be retracted by Magna until after December 31, 2004. These shares are also convertible by Magna into the Company’s Class A Subordinate Voting Shares at a fixed conversion price of U.S. $15.09 per class A Subordinate Voting Share.

The Series 1 and 2 Convertible Preferred Shares are redeemable by the Company commencing December 31, 2005.

The portion of the Convertible Series Preferred Shares included in shareholder’s equity is as follows:

	2003	2002

Warrant portion (relating to conversion feature)	$6.6	$6.7
Dividend stream portion (relating to non-cumulative dividends)	5.2	15.3
	$11.8	$22.0

14. Capital Stock

PREFERRED SHARES, CLASS A SUBORDINATE VOTING SHARES AND CLASS B SHARES

The Company’s authorized capital stock includes unlimited preferred shares issuable in series. None of these shares are currently issued or outstanding.

Class A Subordinate Voting Shares without par value (unlimited amount authorized) are entitled to one vote per share at all meetings of shareholders and shall participate equally as to cash dividends with each Class B Share.

Class B Shares without par value (unlimited amount authorized) are entitled to 20 votes per share at all meetings of shareholders, shall participate equally as to cash dividends with each Class A Subordinate Voting Share and may be converted at any time into fully-paid Class A Subordinate Voting Shares on a one-for-one basis.

In the event that either the Class A Subordinate Voting Shares or the Class B Shares are subdivided or consolidated, the other class shall be similarly changed to preserve the relative position of each class.

Outstanding Class A Subordinate Voting Shares and Class B Shares included in shareholders’ equity as at December 31, 2003, 2002 and 2001 are as follows:

	Class A Subordinate Voting Shares		Class B Shares
	Number of Shares	Stated Value	Number of Shares	Stated Value

Issuance of Class A Subordinate Voting Shares on initial public offering (i)	5,476,191	$71.7	—	—
Issuance of Class B Shares on the reorganization of the Company on August 7, 2001 (convertible into Class A Subordinate Voting Shares)	—	—	42,751,938	$495.8
Balance, December 31, 2001	5,476,191	$71.7	42,751,938	$495.8
Issuance of Class A Subordinate Voting Shares on exercise of stock options	5,000	0.1	—	—
Balance, December 31, 2002	5,481,191	$71.8	42,751,938	$495.8
Issuance of Class A Subordinate Voting Shares on exercise of stock options	7,200	0.1	—	—
Conversion of Series 1 Convertible Series Preferred Shares into Class A Subordinate Voting Shares (ii)	261,762	4.1	—	—
Issuance of Class A Subordinate Voting Shares to fund Employee Equity and Profit Participation Program (iii)	681,108	10.1	—	—
Balance, December 31, 2003	6,431,261	$86.1	42,751,938	$495.8

(i)               On July 31, 2001, the Company filed a final prospectus with the securities regulatory authorities in Canada and the United States for a public offering of Class A Subordinate Voting Shares. The offering was completed in August 2001. The details of the proceeds from the public offering of Class A Subordinate Voting Shares are as follows:

Total proceeds on 5,476,191 shares	$74.8
Expenses of the issue, net of taxes	(3.1)
Net proceeds	$71.7

(ii)           On August 25, 2003, Magna exercised its right to convert 39,500 Series 1 Convertible Preferred Shares into Class A Subordinate Voting Shares of the Company. The Company’s Convertible Series Preferred Shares are convertible by Magna at a fixed conversion price of U.S. $15.09 per Class A Subordinate Voting Share and accordingly, Magna received 261,762 Class A Subordinate Voting Shares of the Company.

(iii)       The stated value of Class A Subordinate Voting Shares increased by $10.1 million during the year ending December 31, 2003, representing 681,108 shares issued to fund the Company’s Employee Equity and Profit Participation Program.

INCENTIVE STOCK OPTIONS

Under the 2001 Incentive Stock Option Plan adopted by the Company on August 9, 2001, the Company may grant options to purchase Class A Subordinate Voting Shares to employees, officers, directors or consultants of the Company. The remaining number of shares reserved to be issued for options is 5,987,800. The number of the unoptioned shares at December 31, 2003 is 2,428,500.

The Canadian dollar options under Tranche 1, 2, 3, 5, 6 and 7 vest 1/5 on the grant date and 1/5 on each subsequent July 31 thereafter, Tranche 4 vest 1/5 on the grant date and 1/5 on each subsequent December 31 thereafter. The U.S. dollar options under Tranche 1 vest 1/5 on the grant date and 1/5 on each subsequent July 31 thereafter, with the exception of 750,000 options that vest 1/3 on the grant date and 1/4 of the balance on each subsequent August 8 thereafter. Tranche 2, 5 and 6 vest 1/5 on the grant date and 1/5 on each subsequent July 31 thereafter, Tranche 3 and 4 vest 1/5 on grant date and 1/5 on each subsequent December 31 thereafter. All options allow the holder to purchase Class A Subordinate Voting Shares at a price equal to the market price on the trading day immediately prior to date of grant of options.

The following is a continuity schedule of options outstanding:

CANADIAN DOLLAR OPTIONS

	Number	Weighted average exercise price		Options exercisable

Granted	1,400,000	Cdn.$	21.00
Vested				280,000
Outstanding at December 31, 2001	1,400,000	Cdn.$	21.00	280,000
Granted	375,000	Cdn.$	25.99
Exercised	(5,000)	Cdn.$	21.00	(5,000)
Cancelled	(50,000)	Cdn.$	26.85	(20,000)
Vested				386,000
Outstanding at December 31, 2002	1,720,000	Cdn.$	21.92	641,000

Granted	296,000	Cdn.$	22.55
Exercised	(3,700)	Cdn.$	21.00	(3,700)
Cancelled	(10,000)	Cdn.$	21.00	(4,000)
Vested				398,200
Outstanding at December 31, 2003	2,002,300	Cdn.$	22.02	1,031,500

U.S. DOLLAR OPTIONS

	Number	Weighted average exercise price		Options exercisable

Granted	1,125,000	U.S.$	13.72
Vested				325,000
Outstanding at December 31, 2001	1,125,000	U.S.$	13.72	325,000
Granted	335,000	U.S.$	16.55
Expired	(4,000)	U.S.$	13.72	(4,000)
Cancelled	(21,000)	U.S.$	13.72	(7,200)
Vested				273,200
Outstanding at December 31, 2002	1,435,000	U.S.$	14.38	587,000

Granted	175,500	U.S.$	17.27
Exercised	(3,500)	U.S.$	13.72	(3,500)
Cancelled	(50,000)	U.S.$	15.33	(14,000)
Vested				287,100
Outstanding at December 31, 2003	1,557,000	U.S.$	14.68	856,600

At December 31, 2003, the outstanding options consist of the following:

CANADIAN DOLLAR OPTIONS OUTSTANDING

	Exercise price	Number	Remaining contractual life (years)	Options exercisable

Tranche 1	$21.00	1,371,300	7.6	827,300
Tranche 2	$21.00	10,000	7.6	6,000
Tranche 3	$23.56	40,000	8.1	24,000
Tranche 4	$29.40	5,000	8.5	3,000
Tranche 5	$26.85	245,000	8.6	98,000
Tranche 6	$21.00	35,000	8.9	14,000
Tranche 7	$22.55	296,000	7.0	59,200
		2,002,300		1,031,500
Weighted Average Exercise Price	$22.02
Weighted Average Remaining Contractual Life			7.7

U.S. DOLLAR OPTIONS OUTSTANDING

	Exercise price	Number	Remaining contractual life (years)	Options exercisable

Tranche 1	$13.72	1,056,500	7.6	682,500
Tranche 2	$13.72	20,000	7.6	12,000
Tranche 3	$18.34	20,000	8.2	12,000
Tranche 4	$18.78	5,000	8.4	3,000
Tranche 5	$16.40	280,000	8.6	112,000
Tranche 6	$17.27	175,500	7.0	35,100
		1,557,000		856,600
Weighted Average Exercise Price	$14.68
Weighted Average Remaining Contractual Life			7.7

MAXIMUM NUMBER OF SHARES

The following table presents the maximum number of Class A Subordinate Voting and Class B Shares that would be outstanding if all of the outstanding options and Convertible Series Preferred Shares issued and outstanding as at December 31, 2003 were exercised or converted:

Number of Shares

Class A Subordinate Voting Shares outstanding as at December 31, 2003	6,431,261
Class B Shares outstanding as at December 31, 2003	42,751,938
Options to purchase Class A Subordinate Voting Shares	3,559,300
Convertible Series Preferred Shares, convertible at $15.09 per share	14,648,775
67,391,274

DIVIDENDS

Dividends declared and paid on outstanding Class A Subordinate Voting and Class B Shares were as follows:

	Per Class A Subordinate Voting and Class B Share	Total

Dividends declared and paid in respect of the:
Three month period ended September 30, 2001	$0.04	$2.0
Charged to retained earnings during the year ended December 31, 2001		$2.0

Three month period ended December 31, 2001	$0.05	$2.4
Three month period ended March 31, 2002	$0.05	$2.4
Three month period ended June 30, 2002	$0.05	$2.4
Three month period ended September 30, 2002	$0.05	$2.5
Charged to retained earnings during the year ended December 31, 2002		$9.7

Three month period ended December 31, 2002	$0.05	$2.4
Three month period ended March 31, 2003	$0.10	$5.0
Three month period ended June 30, 2003	$0.10	$5.0
Three month period ended September 30, 2003	$0.10	$4.9
Charged to retained earnings during the year ended December 31, 2003		$17.3

Dividends declared on outstanding Series 1 and Series 2 Convertible Preferred Shares aggregated to $11.2 million for the year ended December 31, 2003 (for the years ended December 31, 2002 and 2001 – $11.3 million and $1.9 million, respectively). Dividends paid on outstanding Series 1 and Series 2 Convertible Preferred Shares aggregated to $11.1 million for the year ended December 31, 2003 (for the years ended December 31, 2002 and 2001 – $8.4 million and $1.9 million, respectively).

15. Stock-Based Compensation

Prior to 2003, the Company did not recognize compensation expense for its outstanding fixed price stock options. Effective January 1, 2003, the Company adopted the fair value recognition provisions of CICA 3870 for all stock options granted after January 1, 2003. The fair value of stock options is estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Risk free interest rate	3.25% - 4.09%
Expected dividend yield	2.34%
Expected volatility	39%
Expected time until exercise	5 years

For the year ended December 31, 2003, the compensation expense recognized in selling, general and administration expense and credited to contributed surplus related to the Company’s outstanding fixed price stock options amounted to approximately $0.6 million.

The following is a continuity schedule of contributed surplus:

2003

Balance, beginning of year	$—
Stock option compensation expense	0.6
Credited to share capital on exercise of options	—
Balance, end of year	$0.6

The weighted average fair value of options granted during the year ended December 31, 2003 was $5.52 per option.

If the fair value recognition provisions would have been adopted effective January 1, 2002 for all stock options granted during 2002, the Company’s pro forma net income attributable to Class A Subordinate Voting and Class B Shares and pro forma basic and diluted earnings per Class A Subordinate Voting or Class B Share would have been as follows:

Years ended December 31	2003	2002

Pro forma net income attributable to Class A Subordinate Voting and Class B Shares	$60.5	$45.8
Pro forma earnings per Class A Subordinate Voting or Class B Share
Basic	$1.25	$0.95
Diluted	$1.17	$0.93

The fair value of stock options granted during 2002 were estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Risk free interest rate	3.96% – 5.27%
Expected dividend yield	1.20%
Expected volatility	26% – 37%
Expected time until exercise	5 years

The weighted average fair value of options granted during the year ended December 31, 2002 was $5.63 per option.

16. Financial Instruments

FOREIGN EXCHANGE RISK

The Company operates globally, which gives rise to risk that its earnings and cash flows may be adversely impacted by fluctuations in foreign exchange. The Company uses foreign exchange contracts to manage foreign exchange risk from its underlying customer contracts. In particular, the Company uses foreign exchange forward contracts for the sole purpose of hedging certain of the Company’s future committed U.S. dollar, euro and British pound outflows and inflows. Gains and losses on these hedging instruments are recognized in the same period as, and as part of, the hedged transaction. The Company does not enter into foreign exchange contracts for speculative purposes.

The Company had outstanding foreign exchange forward contracts representing commitments to buy and (sell) foreign currencies in exchange for Canadian dollars as follows:

December 31, 2003	U.S. dollar amount	Weighted average	Euro amount	Weighted average

2004	$182.2	1.4587	7.7	1.4333
2004	(47.7)	1.6265	—	—
2005	113.8	1.3831	2.9	1.4435
2005	(85.6)	1.4717	—	—
2006	82.4	1.3827	—	—
2006	(16.1)	1.3862	—	—
2007	49.0	1.3618	—	—
2008	15.0	1.3699	—	—
	$293.0		10.6

At December 31, 2003, the Company had other outstanding foreign exchange contracts to buy and sell various foreign currencies in exchange for either euros, U.S. dollars or British pounds. The total amount of such contracts were to sell euros 23.3 million, and sell British pounds 12.8 million, and buy U.S. dollars 40.9 million against various currencies.

Based on forward exchange rates as at December 31, 2003 for contracts with similar remaining terms to maturity, the unrecognized net losses relating to the Company’s significant foreign exchange forward contracts are approximately $12.2 million. If the Company’s forward exchange contracts ceased to be effective as hedges, for example if projected net foreign cash inflows declined significantly, previously unrecognized gains or losses pertaining to the portion of the hedging transactions in excess of projected foreign denominated cash flows would be recognized in income at the time this condition was identified.

FAIR VALUE

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies, however considerable judgement is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below.

Cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable and accrued liabilities Due to the short period to maturity of the instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of fair value.

Long-term debt The fair value of the Company’s long-term debt (including debt portion of the Convertible Series Preferred Shares), based on current rates for debt with similar terms and maturities, is not materially different from its carrying value.

CREDIT RISK

The Company’s financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable and forward exchange contracts with positive values.

Cash and cash equivalents which consist of short-term investments, including commercial paper, are only invested in governments and corporations with an investment grade credit rating. Credit risk is further reduced by limiting the amount that is invested in any one government or corporation.

The Company, in the normal course of business, is exposed to credit risk from its customers, substantially all of which are in the automotive industry. These accounts receivable are subject to normal industry credit risks.

The Company is also exposed to credit risk from the potential default by any of its counterparties on foreign exchange forward contracts. The Company mitigates this credit risk by dealing with counterparties that are major financial institutions and which the Company anticipates will satisfy their obligations under the contracts.

INTEREST RATE RISK

Where the maturities of monetary assets and liabilities are short term, the Company is not exposed to interest rate risk. In the case of monetary liabilities and operating lease commitments with longer-term maturities, the Company may enter into swap arrangements to manage this risk.

The following table summarizes the Company’s interest rate risk as at December 31, 2003:

	Floating rate	Fixed rate	Non-interest bearing	Total

Financial Assets:
Cash and cash equivalents	$216.7	$—	$—	$216.7
Accounts receivable	—	—	810.7	810.7
Financial Liabilities:
Bank indebtedness	(29.7)	—	—	(29.7)
Accounts payable and all other accrued liabilities and payables	—	—	(1,010.0)	(1,010.0)
Long-term debt due within one year	—	(4.4)	—	(4.4)
Long-term debt	—	(33.0)	—	(33.0)
Convertible Series Preferred Shares	—	(214.7)	—	(214.7)
Other long-term liabilities	(32.6)	—	—	(32.6)
	$154.4	$(252.1)	$(199.3)	$(297.0)
Average fixed rate of long-term debt		5.0%

The Company has entered into interest rate swap contracts to manage interest rate risk on certain of its operating leases. These contracts swap floating interest rate payments to fixed interest rate payments or vice versa. Outstanding swap contracts have remaining terms equal to maturity of the operating leases that they are matched against.

The following table provides a summary of interest rate swap contracts and their aggregated weighted average rates at December 31:

	2003	2002

Interest rate swap:
Notional amount	$39.7	$—
Average fixed rate paid	4.02%	—
Average floating rate received	2.77%	—

ELECTRICITY SWAPS

The Company uses electricity swap contracts to manage the cash flow risk for a portion of its forecast electricity purchases in Ontario over the period to April 2005. Swaps outstanding at December 31, 2003 have an annual notional energy volume of 50,700 megawatt hours (“MWh”) under which it pays a weighted average fixed price of $54.53 per MWh and receives a floating average price per MWh based on the hourly Ontario energy price. The net settlements under the electricity swap contracts are recognized in the same period as, and as part of, the hedged transaction. The Company does not enter into electricity swap contracts for speculative purposes.

The Company estimates the fair value of these electricity contracts as at December 31, 2003 is $0.2 million, representing a financial benefit to the Company. In 2002, the Ontario government passed legislation, which fixes the electricity price for low volume and designated customers. Although the Company is not directly affected by the legislation, this has disrupted the forward market for Ontario electricity contracts and significantly reduced liquidity. The Company has estimated fair value based on available broker quotes but given the current illiquidity of the market, the fair value is subject to significant measurement uncertainty.

17. Currency Translation Adjustment

Unrealized translation adjustments, which arise on the translation to U.S. dollars of assets and liabilities of the Company’s operations with a functional currency other than the U.S. dollar, resulted in an unrealized currency translation gain of $78.1 million for the year ended December 31, 2003 (December 31, 2002 – $42.1 million). The unrealized gains resulted primarily from the strengthening of the euro, British pound and Canadian dollar against the U.S. dollar.

The Company has designated the debt portion of the Convertible Series Preferred Shares (note 13) as a hedge of its net investment in its operations in the United States. Gains and losses from this hedge are not included in the income statement, but are shown in the currency translation adjustment account. For the year ended December 31, 2003, the Company recorded a foreign exchange gain of $41.2 million (December 31, 2002 – $3.4 million) in the currency translation account related to such shares.

18. Interests in Jointly Controlled Entities

The following is the Company’s proportionate share of the major components of the financial statements of the jointly controlled entities in which the Company has an interest (before eliminations):

BALANCE SHEETS

December 31	2003	2002

Current assets	$70.3	$63.5
Long-term assets	$42.6	$43.1
Current liabilities	$51.1	$48.9
Long-term liabilities	$28.2	$30.8

STATEMENTS OF INCOME

Years ended December 31	2003	2002	2001

Sales	$291.8	$180.3	$134.6
Costs of goods sold, expenses and income taxes	284.1	176.1	133.4
Net income	$7.7	$4.2	$1.2

STATEMENTS OF CASH FLOWS

Years ended December 31	2003	2002	2001

Cash provided from (used for):
Operating activities	$12.3	$16.9	$23.0
Investment activities	$(4.2)	$(6.3)	$(6.5)
Financing activities	$(7.2)	$(7.7)	$3.2

At December 31, 2003, the Company’s share of equity in jointly controlled entities includes undistributed earnings of $17.9 million (December 31, 2002 – $21.1 million).

19. Details of Cash from Operating Activities

ITEMS NOT INVOLVING CURRENT CASH FLOWS

Years ended December 31	2003	2002	2001

Depreciation and amortization	$99.5	$88.5	$88.0
Future income taxes	21.8	27.2	8.8
Pension and post retirement medical benefit obligations	10.7	6.5	5.3
Loss (gain) on disposals of capital assets	3.3	2.1	(1.1)
Other charges	—	23.6	—
Amortization of discount on Convertible Series Preferred Shares	12.4	11.6	4.8
Other	2.3	(4.0)	(4.6)
	$150.0	$155.5	$101.2

CHANGES IN NON-CASH WORKING CAPITAL

Years ended December 31	2003	2002	2001

Accounts receivable	$(148.2)	$31.9	$(108.1)
Inventories	(7.2)	(4.0)	(22.7)
Prepaid expenses and other	(5.1)	(2.6)	14.1
Accounts payable and accrued liabilities	101.5	86.1	142.6
	$(59.0)	$111.4	$25.9

20. Segmented Information

(a) The Company designs, manufactures and supplies automotive interior and closure components, modules and systems primarily for OEM customers on a Tier One basis and manufactures and supplies interior and closure components on a Tier Two basis to other Tier One suppliers. At December 31, 2003, the Company had operations in 14 countries including 71 manufacturing facilities and 17 product development and engineering facilities.

The Company is organized by two product groups: Interior Systems and Closure Systems. Each group includes the following products and services:

Interior Systems The Interior Systems group includes the engineering, development and production of complete seat systems, seat tracks, seat frames, integrated child safety seats and their seating components, cockpit modules, instrument panels, consoles, glove boxes, door modules, door trim panels, package trays, overhead systems, sun visors, acoustics, automotive carpets, interior panels and other interior garnish trim and components. This group also provides expertise and services for its OEM customers including assembly and sequencing and full vehicle process engineering.

Closure Systems The Closure Systems group develops, produces and assembles a multitude of closure, latching and power driven door systems. Products include wiper systems, electrical motors, complete door systems, power liftgates and power sliding doors, window regulators and electronic latching systems.

Effective January 1, 2003, the Company’s Closure operations underwent an organizational structure change, effectively changing management’s reporting and assessment of operating results for resource allocation decisions and performance assessment to be on a global basis. Consistent with these changes in the Company’s business operations, the Closure segment beginning January 1, 2003 is reported on a global basis. All comparative period amounts have been restated to conform to the current presentation.

Year ended December 31, 2003	Total sales	Depreciation and amortization	Operating income	Capital asset additions	Capital assets, net

Interior Systems
North America	$2,088.5	$42.8	$87.5	$68.0	$258.1
Europe	1,572.2	32.8	5.0	32.2	185.3
Closure Systems	998.6	23.8	43.8	29.0	117.1
Corporate, other and intersegment eliminations	(4.7)	0.1	0.1	0.4	0.7
Total reportable segments	$4,654.6	$99.5	$136.4	$129.6	561.2
Current assets					1,370.2
Goodwill, future tax and other assets					210.7
Total assets					$2,142.1

Year ended December 31, 2002	Total sales	Depreciation and amortization	Operating income (loss)(i)	Capital asset additions	Capital assets, net

Interior Systems
North America	$1,774.4	$36.9	$108.4	$65.5	$222.2
Europe	1,278.3	31.3	(23.3)	41.2	161.1
Closure Systems	818.2	20.2	34.4	29.8	94.4
Corporate, other and intersegment eliminations	(9.3)	0.1	2.2	0.3	0.4
Total reportable segments	$3,861.6	$88.5	$121.7	$136.8	478.1
Current assets					1,116.2
Goodwill, future tax and other assets					187.5
Total assets					$1,781.8

(i) Interior Systems Europe includes $23.6 million of other charges (see Note 9).

Year ended December 31, 2001	Total sales	Depreciation and amortization	Operating income (loss)	Capital asset additions	Capital assets, net

Interior Systems
North America	$1,561.0	$35.2	$78.4	$34.4	$199.2
Europe	974.0	31.6	(7.2)	29.9	146.5
Closure Systems	736.2	19.8	35.0	23.2	78.1
Corporate, other and intersegment eliminations	(3.1)	1.4	(4.6)	0.1	0.2
Total reportable segments	$3,268.1	$88.0	$101.6	$87.6	424.0
Current assets					915.9
Goodwill, future tax and other assets					239.5
Total assets					$1,579.4

(b) The following tables show certain information with respect to geographic segmentations:

Year ended December 31, 2003	Canada	United States and Other	Continental Europe	United Kingdom	Total

Sales	$1,553.0	$1,340.7	$1,079.9	$681.0	$4,654.6
Capital assets, net	$153.5	$164.9	$188.6	$54.2	$561.2
Goodwill, net	$38.2	$22.5	$33.9	$21.8	$116.4

Year ended December 31, 2002	Canada	United States and Other	Continental Europe	United Kingdom	Total

Sales	$1,171.0	$1,256.2	$914.4	$520.0	$3,861.6
Capital assets, net	$83.2	$181.4	$161.7	$51.8	$478.1
Goodwill, net	$31.1	$22.5	$27.7	$19.4	$100.7

Year ended December 31, 2001	Canada	United States and Other	Continental Europe	United Kingdom	Total

Sales	$1,138.0	$1,034.6	$759.5	$336.0	$3,268.1
Capital assets, net	$62.2	$171.4	$137.4	$53.0	$424.0
Goodwill, net	$29.7	$24.7	$33.5	$44.6	$132.5

(c) For the year ended December 31, 2003, sales to the three largest customers amount to 27%, 23% and 16% (for the year ended December 31, 2002 – 30%, 19% and 19%; for the year ended December 31, 2001 – 36%, 20% and 15%) of total sales, respectively.

21. Transactions with Related Parties

Years ended December 31	2003	2002	2001

Charges by Magna and other related parties
Interest expense, net	$1.5	$2.1	$17.7
Amortization of discount on Convertible Series Preferred Shares	$12.4	$11.6	$4.8
Financing charge on Convertible Series Preferred Shares	$1.1	$1.9	$0.9
Management and administrative services	$3.6	$1.9	$4.7
Affiliation and social fees	$62.6	$55.3	$48.8
Rent	$12.5	$10.8	$6.1
Depreciation of assets under capital lease	$1.6	$1.8	$1.7
Sales of materials to Magna and other related parties	$14.5	$13.9	$13.7
Purchases of materials from Magna and other related parties	$21.8	$22.8	$28.6

On December 19, 2003, the Company entered into a purchase and sale agreement with Magna, whereby the Company agreed to acquire the capital assets for a new line of business for $2.1 million. In consideration of the Company purchasing the business and incurring costs in connection with the relocation of the acquired assets and revalidating the business, Magna agreed to pay to the Company $7.4 million for these incremental costs.

At December 31, 2003, the Company’s accounts receivable include accounts receivable from Magna controlled entities of $17.1 million (December 31, 2002 – $11.7 million) and accounts payable include accounts payable to Magna controlled entities of $44.9 million (December 31, 2002 – $49.3 million).

Magna provides certain management and administrative services to the Company, including legal, environmental, immigration, administrative, tax, internal audit, treasury, information systems and employee relations services, in return for a specific amount negotiated between the Company and Magna. Commencing January 1, 2002, the Company began reporting amounts paid to Magna for management and administrative services in selling, general and administrative expenses (“SG&A”). Affiliation and social fees continue to be shown separately in the consolidated statements of income. All comparative period amounts have been reclassified to conform with the current period presentation.

During 2001, the Company entered into new or amended existing affiliation agreements with Magna that were effective January 1, 2001. The affiliation agreements provide for the payment by the Company to Magna of an affiliation fee. The affiliation agreements:

•        provide the Company with the right to identify itself as part of the Magna group of companies by granting the Company a non-exclusive, worldwide licence to use trademarks which identify Magna and its goods, services and activities in order to identify the Company and its goods, services and activities as being affiliated with Magna;

•        provide the Company with access to Magna’s core operating principles and to new policies and programs adopted by Magna from time to time;

•        provide the Company with access to Magna’s senior management and make available to the Company details of any new management techniques and incentive programs as well as marketing materials to the extent they are made available generally to Magna’s other affiliates; and

•        grant the Company a sole and exclusive worldwide licence (except as described in the next sentence) to use the Intier trade name and certain other trademarks. The Company may not sublicense such trade name and trademarks other than to its subsidiaries.

Pursuant to the Company’s affiliation agreements with Magna, the affiliation fees payable by the Company to Magna in respect of each fiscal year will be an aggregate amount equal to:

•        1.5% of the first $3 billion of consolidated net sales for that year;

•        1.0% of the next $3 billion of consolidated net sales for that year; and

•        0.75% of consolidated net sales exceeding $6 billion.

Sales from acquired businesses will not be subject to a fee until January 1 of the year following the date of acquisition, and will be subject to a fee equal to 50% of the fee with respect to the acquired business’ sales in the calendar year following the date of the acquisition, and to the full fee in the second calendar year following the date of the acquisition and thereafter.

The affiliation fee included in “Affiliation fees and social fees” was $60.8 million for the year ended December 31, 2003 (for the years ended December 31, 2002 and 2001 – $53.6 million and $47.6 million, respectively).

The Company’s Corporate Constitution provides that a maximum of 2% of its pre-tax profits in each fiscal year shall be allocated to the promotion of social objectives. Of this maximum, the social commitment agreement the Company entered into with Magna during the year ended December 31, 2001, effective January 1, 2001, requires the Company to contribute 1.5% of its pre-tax profits in each fiscal year to social and charitable programs coordinated by Magna or other charitable or non-profit organizations on behalf of Magna and its affiliates, including Intier.

The social commitment fee included in “Affiliation fees and social fees” was $1.8 million for the year ended December 31, 2003 (for the years ended December 31, 2002 and 2001 – $1.7 million and $1.2 million, respectively).

Pursuant to the Company’s Corporate Constitution, 10% of the Company’s employee pre-tax profit before profit sharing of participating divisions for any fiscal year is required to be allocated to the Intier EEPPP. During 2002, the Company’s Board of Directors approved the establishment of the Intier EEPPP. The Company’s eligible employees in Canada, the United States, the United Kingdom and Austria participate in the Intier EEPPP. Prior to fiscal 2002, the Company’s employees participated in the Magna EEPPP. The Company’s portion of the costs associated with the Magna EEPPP for the years ended December 31, 2001 was $28.0 million.

Various land and buildings used in the Company’s operations are leased from MI Developments Inc. under operating and capital lease agreements (see Note 11).

Transactions with Magna and other related parties are effected on normal commercial terms.

22. Contingencies

(a) In November 1997, Magna and two of its subsidiaries were sued by KS Centoco Ltd., an Ontario-based steering wheel manufacturer in which Magna has a 23% equity interest, and by Centoco Holdings Limited, the owner of the remaining 77% equity interest in KS Centoco Ltd. On March 5, 1999, the plaintiffs were granted leave to make substantial amendments to the original statement of claim in order to add several new defendants and claim additional remedies. The amended statement of claim now includes the Company’s Advanced Car Technology Systems joint venture (“ACTS”) as a named defendant to the lawsuit and alleges, among other things:

•        breach of fiduciary duty by Magna and two of its subsidiaries including ACTS;

•        breach by Magna of its binding letter of intent with KS Centoco Ltd.; including its covenant not to have any interest, directly or indirectly, in any entity that carries on the air bag business in North America, other than through MST Automotive Inc., a company to be 77% owned by Magna and 23% owned by Centoco Holdings Limited;

•        the plaintiff’s exclusive entitlement to certain airbag technologies in North America pursuant to an exclusive licence agreement, together with an accounting of all revenues and profits resulting from the alleged use by Magna, TRW Inc. (“TRW”), ACTS and other unrelated third party automotive supplier defendants of such technology in North America;

•        a conspiracy by Magna, TRW, and ACTS to deprive KS Centoco Ltd. of the benefits of such airbag technology in North America and to cause Centoco Holdings Limited to sell to TRW its interest in KS Centoco Ltd. in conjunction with Magna’s sale to TRW of its interest in MST Automotive GmbH and TEMIC Bayern-Chemie Airbag GmbH. The plaintiffs are seeking, among other things, damages of approximately Cdn. $3.5 billion.

Magna and ACTS have filed an amended statement of defence and counterclaim and intend to vigorously defend this case. At this time, despite the early stages of this legal proceeding and the difficulty in predicting a final outcome, the Company believes that the ultimate resolution of these claims against ACTS will not have a material adverse effect on the Company’s consolidated financial position. In addition, Magna has agreed to indemnify ACTS for any damages, liabilities, or expenses incurred in connection with this claim.

(b) On August 16, 2002, the Company was served with a complaint issued in the United States District Court, District of Massachusetts by Stoneridge Control Devices, Inc. which was a supplier of adjunct actuators to the Company. After months of unsuccessful pricing negotiations, the Company advised Stoneridge that it would not be extending its long-term agreement which expired on July 31, 2002, and that such adjunct actuators would thereafter be manufactured by the Company. In this action Stoneridge is alleging that the Company:

•        breached certain agreements with Stoneridge which obliged the Company to purchase all of its adjunct actuator requirements from Stoneridge for the life of certain customer programs;

•        made certain misrepresentations to Stoneridge that it was not developing and producing adjunct actuators itself and that it intended to purchase Stoneridge’s adjunct actuator for the life of the programs;

•        unlawfully used Stoneridge’s trade secrets and proprietary information; and

•        violated Massachusetts General Laws c93A, the Massachusetts unfair business practices legislation.

Stoneridge’s Initial Disclosure dated November 17, 2003, claims that Stoneridge’s damages are over $25 million. The Company disputes the allegations contained in the complaint and does not believe it has any liability for these claims, although the Company cannot provide any assurance that this will be the case.

(c) On February 28, 2003, the Company was served, in conjunction with Siemens Automotive Corp., a.k.a. Siemens VDO Automotive Corp., with a complaint issued in the Macomb County Circuit Court of the State of Michigan by General Motors Corporation (“GM”). The GM complaint alleges that the Company and Siemens are in breach of certain express and implied warranties to GM and as a result GM is seeking reimbursement for costs and expenses incurred as a result of its replacement of tens of thousands of rear door electric motors in respect of its model 2000 full-size sport utility vehicles and trucks, including the Tahoe, Surburban, GMC Silverado and Chevrolet Avalanche. The rear door electric motors (which the Company was directed to use by GM) are manufactured by Siemens and form part of a power rear window regulator supplied by the Company to GM for those vehicles. Although the damages in the complaint are unspecific, GM has previously claimed that the warranty and future recall costs could be up to $42 million. Based on its investigations to date, the Company does not believe that it has any liability for this claim and that any liability it may become subject to, if it is established that the rear door motor is defective, will be recoverable from Siemens, although the Company cannot provide any assurance that this will be the case.

(d) The Company is also at risk for warranty, product liability and recall costs. Product liability provisions are established based on the Company’s best estimate of the amounts necessary to settle existing claims on product defect issues. Recall costs are costs incurred when the Company and/or the customer decide, either voluntarily or involuntarily, to recall a product due to a known or suspected performance issue. Costs typically include the cost of the product being replaced, customer cost of the recall and labour to remove and replace the defective part. When a decision to recall a product has been made or is probable as the Company is fully or partially responsible for the defective product, the Company’s estimated cost of the recall is recorded as a charge to net earnings in that period. In making this estimate, judgement is required as to the number of units that may be returned as a result of the recall, the total cost of the recall campaign, the ultimate negotiated sharing of the cost between the Company and the customer and, in some cases, the extent to which a supplier to the Company will share the recall cost. Due to the nature of the costs, the Company makes its best estimate of the expected future costs, however, the ultimate amount of such costs could be materially different. Given the nature of the Company’s products, to date, the Company has not experienced significant warranty including product liability and recall costs. However, the Company continues to experience increased customer pressure to assume greater warranty responsibility. Currently, the Company only accounts for existing or probable claims, however, a significant increase in warranty responsibility could require the Company to consider accounting for possible future claims.

(e) In the ordinary course of business activities, the Company may in addition to the claims referred to above, be contingently liable for other litigation and potential claims with customers, suppliers and former employees and for potential environmental issues. Management believes that adequate provisions are recorded in the accounts where required and when estimable. Although it is not possible to estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position of the Company.

(f) The Company has guarantees to third parties that include future rent, utility costs, workers compensation claims under development, commitments linked to maintaining specific employment, customs duties and obligations linked to performance of specific vehicle programs. The amount of these guarantees are not individually or in aggregate significant.

(g) The Company has entered into an agreement with Magna under which it has the option to purchase, and Magna has the right to require it to purchase, Magna’s 32% equity interest in Camaco L.L.C. for a purchase price of one dollar.

(h) The Company has a number of arrangements in Canada, the United States, the United Kingdom and Europe which provide pension and post retirement benefits to its retired and current employees. Pension arrangements include statutory pension plans as well as similar arrangements, which provide pension benefits as required by statute. The Company has obligations under its defined benefit pension plans and other statutory plans. Unfunded unrecognized net actuarial gains and losses are amortized and charged to earnings over the average remaining service period of active employees. All pension plans and similar arrangements are funded to the minimum legal funding requirement. In certain plans, there is no legal requirement to fund the obligation until such time as they are actually incurred and as a result these arrangements are unfunded. In the event that any of these plans are terminated or wound up, an immediate payment of unfunded amounts may be required and these amounts could materially exceed the current unfunded position.

23. United States Generally Accepted Accounting Principles

The consolidated financial statements are prepared using Canadian generally accepted accounting principles which conform with United States generally accepted accounting principles except for the following:

(a) The Company has certain interests in jointly controlled entities that have been proportionately consolidated in these consolidated financial statements. Under U.S. GAAP, these interests would be accounted for by the equity method. Net income, earnings per share, and shareholders’ equity under U.S. GAAP are not impacted by the proportionate consolidation of these interests in jointly controlled entities.

(b) Under U.S. GAAP, the Company would not have accounted for the Convertible Series Preferred Shares as part equity and part debt as required under Canadian GAAP. Under U.S. GAAP, the Convertible Series Preferred Shares would be shown at their face value outside of shareholders’ equity and the entire non-cumulative dividend would be deducted from net income attributable to Class A Subordinate Voting and Class B Shares.

(c) In December 1999, the United States Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 (“SAB 101”), Revenue Recognition in Financial Statements. Effective January 1, 2000, the Company changed its method of accounting under U.S. GAAP for in-house engineering service and tooling contracts provided in conjunction with subsequent assembly or production activities which are regarded as a single arrangement. Previously, the Company had recognized revenue from these engineering services and tooling contracts on a percentage of completion basis. Under the new accounting method adopted effective January 1, 2000, for U.S. GAAP purposes, the Company recognizes revenue and related costs of sales for these activities over the estimated life of the assembly or production arrangement. The cumulative adjustment to net income as of January 1, 2000 was not significant.

For the year ended December 31, 2003, revenues and expenses under U.S. GAAP are lower by $0.8 million (for the years ended December 31, 2002 and 2001 – $3.3 million and $8.7 million, respectively) and $1.0 million (for the years ended December 31,2002 and 2001 – $3.4 million and $8.3 million, respectively), as a result of this difference between Canadian and U.S. GAAP. The net revenue reduction for the year ended December 31, 2003 includes $0.0 million (for the years ended December 31, 2002 and 2001 – $3.8 million and $6.8 million, respectively) in revenue that was included in the cumulative effect adjustment as of January 1, 2000.

(d) The Company continues to measure compensation cost related to awards of stock options using the intrinsic value-based method of accounting for options issued prior to January 1, 2003 as prescribed by APB Opinion No. 25, “Accounting for Stock Issued to Employees” as permitted by Statement of Financial Accounting Standards Board No. 123 “Accounting for Stock-Based Compensation” (“Statement 123”). In addition, under EITF 96-18, when stock options are issued to non-employees other than directors acting in their capacity as a director, the Company must record compensation expense in accordance with Statement 123. Options issued to directors for services provided outside of their role as a director are recorded as compensation expense by the Company. Under Canadian GAAP options issued to directors after December 31, 2001 for services outside of their roles as directors are recorded as compensation expense. For the year ended December 31, 2003 and 2002, the Company did not issue stock options to non-employees. For the year ended December 31, 2001, the Company issued stock options to non-employees in return for services rendered. The total amount of this compensation expense for 2003 was $0.8 million (2002 – $0.8 million, 2001 – $0.4 million).

(e) The Company uses foreign exchange forward contracts to manage foreign exchange risk from its underlying customer contracts. In particular, the Company uses foreign exchange forward contracts for the sole purpose of hedging certain of its future committed U.S. dollar, euro and British pound outflows and inflows. Under Canadian GAAP, gains and losses on these contracts are accounted for as a component of the related hedged transaction.

Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards Board No. 133 (“Statement 133”), “Accounting for Derivative Instruments and Hedging Activities”, as amended, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Statement 133 requires a company to recognize all of its derivative instruments as either assets or liabilities in the balance sheet at fair value. The accounting for changes in the fair value (i.e. gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship. Statement 133 establishes certain criteria to be met in order to designate a derivative instrument as a hedge and to deem a hedge as effective.

For the year ended December 31, 2001 the Company’s derivative portfolio was not eligible for hedge accounting despite the fact that management considered its portfolio to be an effective foreign currency risk management tool and an economic hedge of its future committed U.S. dollar, euro and British pound outflows and inflows. Accordingly, the Company recorded a charge to net income of $16.1 million in the year ended December 31, 2001 for purposes of reconciling to U.S. GAAP. For periods to and including December 31, 2000, this amount would have been deferred and recorded as a component of the related hedge transaction under U.S. GAAP. In addition, the Company recorded a cumulative adjustment to other comprehensive income of $8.2 million as of January 1, 2001 upon adoption of Statement 133.

Effective January 1, 2002, the Company implemented a new treasury management system that complies with the documentation requirements for hedge accounting under Statement 133. Gains and losses as a result of changes in fair value of hedges are now recorded in other comprehensive income. For the year ended December 31, 2003, the Company recorded a gain in other comprehensive income of $2.0 million (December 31, 2002 – a gain of $9.9 million). In addition, gains or losses on hedge contracts that matured during the year that were previously recognized in other comprehensive income are recognized in net income. The Company recorded a gain of $0.6 million for the year ended December 31, 2003 in net income for losses on contracts that matured during 2003 that were previously recognized in other comprehensive income (December 31, 2002 – a loss of $4.2 million).

(f) As described in note 16, the Company uses electricity swap contracts to manage the cash flow risk from its electricity purchase contracts in Ontario, Canada. Under both Canadian GAAP and U.S. GAAP, these swap contracts are accounted for using hedge accounting and the net swap settlements are recognized in the same period as, and as part of, the hedged transaction. For U.S. GAAP purposes only, the Company reflects the fair value of the swap contract on the balance sheet with an offsetting adjustment to other comprehensive income.

(g) Under US GAAP, the 2002 goodwill write-off as a result of the Company’s initial review for impairment as described in note 9 is reported as a cumulative catch-up adjustment for a change in accounting policy.

(h) During 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations” (“FAS 143”). FAS 143 requires that legal obligations arising from the retirement of tangible long-lived assets, including obligations identified by a company upon acquisition and construction and during the operating life of a long-lived asset, be recorded and amortized over the assets’ useful life using a systematic and rational allocation method. FAS 143 is effective for the Company’s 2003 fiscal year end.

The adoption of this standard on January 1, 2003 resulted in the cumulative effect of an accounting change of $3.2 million being recognized as a cumulative catch-up adjustment for a change in accounting policy, a charge to 2003 net income attributable to Class A Subordinate Voting and Class B Shares of $0.9 million, and at December 31, 2003, the recognition of a liability of $10.0 million, the recognition of an other asset of $4.8 million, and the recognition of a future tax asset of $1.1 million.

(i) The following table presents net income and comprehensive income under U.S. GAAP:

Years ended December 31	2003	2002	2001

Net income attributable to Class A Subordinate Voting and Class B Shares under Canadian GAAP	$61.2	$46.7	$39.0
Adjustments (net of related tax effects):
Amortization of discount on Convertible Series Preferred Shares	12.4	11.6	4.8
Return of capital on Convertible Series Preferred Shares	(10.0)	(9.4)	(3.8)
In-house tooling and engineering	0.2	0.1	(0.4)
Derivative instruments	0.6	(4.2)	(16.1)
Non-employee stock option compensation expense	(0.8)	(0.8)	(0.4)
Asset retirement obligations	(0.9)	—	—
Net income attributable to Class A Subordinate Voting and Class B Shares under U.S. GAAP before cumulative catch-up adjustment	$62.7	$44.0	$23.1
Cumulative adjustment for change in accounting policy related to asset retirement obligations	(3.2)	—	—
Cumulative adjustment for change in accounting policy related to goodwill	—	(35.7)	—
Net income attributable to Class A Subordinate Voting and Class B Shares under U.S. GAAP after cumulative catch-up adjustment	$59.5	$8.3	$23.1
Other comprehensive income (net of related tax effects):
Derivative instruments	2.0	9.9	—
Electricity swap contracts	(0.2)	0.3	—
Cumulative adjustment at January 1, 2001 for the change in derivative instrument accounting	—	—	(8.2)
Adjustment for derivative instruments, matured during the period, included in the cumulative adjustment at January 1, 2001	(0.6)	4.2	4.4
Unrealized foreign exchange gains (losses) on translation of self-sustaining foreign entities	78.1	42.1	(13.4)
Comprehensive income under U.S. GAAP	$138.8	$64.8	$5.9

(j) As described under Principles of Consolidation in Significant Accounting Policies, earnings per share and retained earnings for the year ended December 31, 2001 include net income for the five month period subsequent to July 31, 2001.

The following table presents net income, comprehensive income and basic earnings per share information under U.S. GAAP for the year ended December 31, 2003, 2002 and for the five month period ended December 31, 2001:

	2003	2002	2001

Net income attributable to Class A Subordinate Voting and Class B Shares under Canadian GAAP	$61.2	$46.7	$17.9
Adjustments (net of related tax effects):
Amortization of discount on Convertible Series Preferred Shares	12.4	11.6	4.8
Return of capital on Convertible Series Preferred Shares	(10.0)	(9.4)	(3.8)
In-house tooling and engineering	0.2	0.1	(0.3)
Derivative instruments	0.6	(4.2)	—
Non-employee stock option compensation expense	(0.8)	(0.8)	(0.4)
Asset retirement obligations	(0.9)	—	—
Net income attributable to Class A Subordinate Voting and Class B Shares under U.S. GAAP before cumulative catch-up adjustment	$62.7	$44.0	$18.2
Cumulative adjustment for change in accounting policy related to asset retirement obligations	(3.2)	—	—
Cumulative adjustment for change in accounting policy related to goodwill	—	(35.7)	—
Net income attributable to Class A Subordinate Voting and Class B Shares under U.S. GAAP after cumulative catch-up adjustment	$59.5	$8.3	$18.2
Other comprehensive income (net of related tax effects):
Derivative instruments	2.0	9.9	—
Electricity swap contracts	(0.2)	0.3	—
Adjustment for derivative instruments, matured during the period, included in the cumulative adjustment at January 1, 2001	(0.6)	4.2	—
Unrealized foreign exchange losses on translation of self-sustaining foreign entities	78.1	42.1	(4.9)
Comprehensive income under U.S. GAAP	$138.8	$64.8	$13.3
Basic earnings per Class A Subordinate Voting or Class B Share:
Before cumulative catch-up adjustment	$1.29	$0.91	$0.38
Cumulative adjustment	$(0.07)	$(0.74)	$—
After cumulative catch-up adjustment	$1.22	$0.17	$0.38
Average number of Class A Subordinate Voting and Class B Shares outstanding during the period	48.6	48.2	47.9

The following table presents diluted earnings per share information under U.S. GAAP for the year ended December 31, 2003, 2002 and for the five month period ended December 31, 2001:

	2003	2002	2001

Net income attributable to Class A Subordinate Voting and Class B Shares under U.S. GAAP before cumulative catch-up adjustment	$62.7	$44.0	$18.2
Adjustments (net of related tax effect):
Return of capital and financing charge on Convertible Series Preferred Shares	11.1	11.3	4.7
	$73.8	$55.3	$22.9
Cumulative adjustment for change in accounting policy related to asset retirement obligations	(3.2)	—	—
Cumulative adjustment for change in accounting related to goodwill	—	(35.7)	—
Net income attributable to Class A Subordinate Voting and Class B Shares under U.S. GAAP after cumulative catch-up adjustment for diluted earnings per share	$70.6	$19.6	$22.9
Diluted earnings per Class A Subordinate Voting or Class B Share:
Before cumulative catch-up adjustment	$1.16	$0.87	$0.36
Cumulative adjustment	$(0.05)	$(0.56)	$—
After cumulative catch-up adjustment	$1.11	$0.31	$0.36
Average number of Class A Subordinate Voting and Class B Shares outstanding during the period	48.6	48.2	47.9
Convertible Series Preferred Shares	14.8	14.9	14.9
Stock options	0.1	0.5	—
	63.5	63.6	62.8

(k) The following table indicates the significant items in the consolidated balance sheets that would have been affected had the consolidated financial statements been prepared under U.S. GAAP:

December 31, 2003	Canadian GAAP	Asset Retirement Obligation	Electricity swap	Derivative instruments	In-house tooling and engineering	Convertible Series Preferred Shares	U.S. GAAP

Other assets	$21.8	4.8	—	—	—	—	$26.6
Future tax assets	$72.5	1.1	(0.1)	4.3	0.5	—	$78.3
Other accrued liabilities	$101.8	10.0	(0.2)	12.2	1.5	—	$125.3
Convertible Series Preferred Shares	$214.7	—	—	—	—	6.4	$221.1
Shareholders’ Equity	$770.7	(4.1)	0.1	(7.9)	(1.0)	(6.4)	$751.4

December 31, 2002	Canadian GAAP	Electricity swap	Derivative instruments	In-house tooling and engineering	Convertible Series Preferred Shares	U.S. GAAP

Future tax assets	$75.5	(0.2)	5.4	0.6	—	$81.3
Other accrued liabilities	$50.2	(0.5)	15.3	1.8	—	$66.8
Convertible Series Preferred Shares	$206.2	—	—	—	18.8	$225.0
Shareholders’ Equity	$644.0	0.3	(9.9)	(1.2)	(18.8)	$614.4

(l) In accordance with the Canadian Institute of Chartered Accountants (“CICA”) amended Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments” (“CICA 3870”), effective January 1, 2003, the Company prospectively adopted without restatement of any comparable period the fair value method for recognizing compensation expense for fixed price stock options. For awards granted prior to January 1, 2003, the Company continues to use the intrinsic value method. Therefore, the Company does not recognize compensation expense for its outstanding fixed price stock options issued prior to January 1, 2003. Under U.S. GAAP, the Company is required to disclose compensation expense assuming compensation expense for the stock option plan had been determined based upon the fair market value at the grant date, consistent with the methodology prescribed under Statement 123. The compensation expense being disclosed includes all options granted to employees up to December 31, 2002.

On a pro forma basis, under Statement 123, the Company’s pro forma net income attributable to Class A Subordinate Voting and Class B Shares, and pro forma basic and diluted earnings per Class A Subordinate Voting or Class B Share would have been as follows:

	2003	2002	2001

Pro forma net income attributable to Class A Subordinate Voting and Class B Shares under U.S. GAAP after cumulative catch-up adjustment	$55.1	$4.6	$17.5
Pro forma earnings per Class A Subordinate Voting or Class B Share
Basic	$1.13	$0.10	$0.37
Diluted	$1.04	$0.10	$0.35

The fair value of the stock options were estimated at the date of grant using the Black-Scholes options pricing model with the following weighted average assumptions:

Risk free interest rate	3.96% – 5.27%
Expected dividend yield	1.20%
Expected volatility	26 – 37%
Expected time until exercise	5 years

This model requires the input of a number of assumptions, including dividend yields, expected stock price volatility, expected time until exercise and risk free interest rates. Although the assumptions used reflect management’s best estimates, they involve inherent uncertainties based on market conditions generally outside of the control of the Company. If other assumptions are used, stock-based compensation expense could be significantly impacted.

The weighted average fair value of options granted during the year ended December 31, 2002 and 2001 were $5.63 and $4.18 per option.

(m) In December of 2003, the Financial Accounting Standards Board made revisions to Statement 132, “Employers’ Disclosures about Pensions and Other Post Retirement Benefits (“FAS132R”). The revision carries forward all disclosures previously required by FAS132 which are included in Note 12 to the consolidated financial statements and adds disclosure of the measurement date used for the majority of the plans, the accumulated benefit obligation and information about the plan assets and cash flows. The additional disclosures are effective for fiscal years ending after December 15, 2003, however, an exemption was provided for non-North American plans. The additional disclosures for non-North American plans as well as information in respect of expected benefit payments will be required for fiscal years ending after June 15, 2004.

In North America, the Company has defined benefit plans and post retirement benefit plans.

The Company uses a measurement date of September 30 for the majority of its North American pension and other post retirement benefit plans.

BENEFIT OBLIGATIONS

The projected benefit obligation for the Company’s North American defined benefit pension plans at December 31, 2003 and 2002 was $6.5 million and $2.5 million, respectively. The accumulated benefit obligation for these plans at December 31, 2003 and 2002 was $4.0 million and $1.6 million, respectively.

The Company has a post retirement medical benefit plan for a specific group of former employees. The Company has assumed a 10% annual rate of increase in costs for covered health care benefit for 2004. The rate is assumed to decrease by approximately 4% over the next 6 years and remain at that level thereafter. Assumed health care cost trend rates can have a significant effect on the amounts reported for health care plans. However, the effect of a one-percentage point increase or decrease in health care trend rates would not have a significant impact on the Company’s earnings.

For the remainder of the Company’s post retirement benefit plans, the amount of future post retirement benefit is based on a defined dollar amount and is not dependent on the expected future costs of medical equipment, supplies or procedures.

PLAN ASSETS

The fair value of the plan assets for the North American defined benefit plans at December 31, 2003 and 2002 was $4.7 million and $2.3 million, respectively.

The asset allocation for the Company’s North American pension plans at the end of 2003 and 2002, and the target allocation for 2004, by asset category are as follows:

	Target Allocation	Percentage of Plan Assets at December 31
	2004	2003	2002
Equity Securities	50 – 75%	59%	41%
Fixed Income Securities	5 – 45%	29%	23%
Cash and Cash Equivalents	0 – 40%	12%	36%
		100%	100%

The Company follows a balanced investment strategy which matches asset risks and returns with the maturity and demographics of the plan members.

EXPECTED CASH FLOWS

Expected cash flows for the Company’s North American defined benefit and post retirement benefit plans are as follows:

	Defined Benefit Plans	Post Retirement Benefit Plans
Employer Contributions
2004 (expected)	$2.3	$—
Expected Benefit Payments
2004	$0.1	$0.8
2005	$0.1	$0.8
2006	$0.2	$0.9
2007	$0.1	$1.0
2008	$0.2	$1.0
2009 – 2013	$3.5	$6.3

NET PERIODIC BENEFIT COST

The net periodic benefit cost for the North American defined benefit pension plans and post retirement benefit plans at December 31, 2003, 2002 and 2001 was $4.6 million, $2.6 million and $1.7 million, respectively.

The expected rate of return on plan assets was determined by considering our current investment mix and the historic performance of these investment categories and expected future performance of these investment categories.

The effect of a one-percentage-point increase or decrease in the assumed health care trend rates on the service and interest cost of a particular North American post retirement benefit plan would not have a significant impact on the Company’s earnings.

(n) Under Staff Accounting Bulletin No. 74, the Company is required to disclose certain information related to new accounting standards which have not yet been adopted due to delayed effective dates.

CANADIAN GAAP STANDARDS:

In 2003, the CICA issued Emerging Issues Committee Abstract No. 142, “Revenue Arrangements with Multiple Deliverables” (“EIC-142”), which provides guidance on accounting by a vendor for arrangements involving multiple deliverables. It specifically addresses how a vendor determines whether an arrangement involving multiple deliverables contains more than one unit of accounting and also addresses how consideration should be measured and allocated to the separate units of accounting in the arrangement. The guidance in EIC-142 is applicable for revenue arrangements with multiple deliverables entered into by the Company on or after January 1, 2004. Although the Company is currently reviewing EIC-142, the impact of this Abstract, if any, on the Company’s consolidated financial statements has not been determined.

In 2003, the CICA issued Handbook Section 3110, “Asset Retirement Obligations”, which establishes standards for the recognition, measurement and disclosure of asset retirement obligations and the related asset retirement costs. This new Section is effective for the Company’s 2004 fiscal year and harmonizes Canadian requirements with existing U.S. GAAP. The adoption of this Section on January 1, 2004 is expected to result in the cumulative effect of an accounting change of $4.1 million being recognized as a charge to opening retained earnings, the recognition of a liability of $10.0 million, the recognition of an other asset of $4.8 million and the recognition of a future tax asset of $1.1 million.

In 2003, the CICA issued Accounting Guideline AcG-15, “Consolidation of Variable Interest Entities” to provide guidance for applying the principles in Handbook Section 1590, “Subsidiaries”, to certain entities. Although the CICA is contemplating amendments to the Guideline, it is expected to be effective for the Company’s 2005 fiscal year. Although the Company is currently reviewing AcG-15, the impact of the Guideline, if any, on the Company’s consolidated financial statements has not been determined.

In 2003, the CICA finalized amendments to Accounting Guideline AcG-13, “Hedging Relationships”, that clarified certain of the requirements in AcG-13 and provided additional application guidance. AcG-13 is applicable for the Company’s 2004 fiscal year. The Company does not expect the adoption of this Guideline to have a material impact on its consolidated financial statements.

U.S. GAAP STANDARDS

In 2003, the FASB finalized Emerging Issues Task Force Abstract No. 00-21 (“EITF 00-21”), “Revenue Arrangements with Multiple Deliverables”. The guidance in this Abstract is consistent with the guidance in EIC-142, which was recently issued by CICA. The guidance in EITF 00-21 is applicable for revenue arrangements with multiple deliverables that the Company enters into on or after January 1, 2004.

In 2003, the FASB amended Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46R”). FIN 46R requires that a variable interest entity (“VIE”) be consolidated by a company if that company is subject to a majority of the risk of loss from the VIE’s activities and/or is entitled to receive a majority of the VIE’s residual returns. For the Company, the requirements of FIN 46R apply in 2003 for all VIEs created after January 31, 2003. For VIEs created before January 31, 2003, the requirements of FIN 46 apply as of December 31, 2004 for a VIE that does not meet the definition of a special-purpose entity (“SPE”) and as of January 1, 2004 for VIE that is an SPE.

Although the Company is currently reviewing EITF 00-21 and FIN 46R, the impact, if any, of these pronouncements on the Company’s consolidated financial statements has not been determined.

24. Subsequent Events

Subsequent to December 31, 2003, the Company sold one of its manufacturing facilities reported in the European Interior Systems segment. The impact to the Company will be a charge to operating income and net income of approximately $4 million and $6 million, respectively.